U.S. SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549
  <P>
                AMENDMENT NO. 2 TO FORM 10-SB
  <P>
  General Form for Registration of Securities of Small Business issuers Under Section 12(b) or 12(g) of the
                 Securities Act of 1934
  <P>
                    THE AUXER GROUP, INC.
         (Name of Small Business Issuer in its Charter)
  <P>
  Delaware                                   22-3537927
  (State or Other Jurisdiction            (I.R.S. Employer
   of Incorporation or organization)   Identification No.)
  <P>
  30 Galesi Drive, Wayne, New Jersey           07470
  (Address of Principal Executive Offices)   (Zip Code)
  <P>
                       (973) 890-1331
                  (Issuer's Telephone Number)
  <P>
  Securities to be registered under Section 12(b) of the Act:
                           None
  <P>
  Securities to be registered under Section 12(g) of the Act:
                  Common Stock, $.001 Par Value
  <P>
                     (Title of Class)
                            PAGE 1
  <P>
                     TABLE OF CONTENTS

                                                                          PAGE #
  ITEM 1.  DESCRIPTION OF BUSINESS                                           3
  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION        24
  ITEM 3.  DESCRIPTION OF PROPERTY                                          39
  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   40
  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS     43
  ITEM 6.  EXECUTIVE COMPENSATION                                           45
  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   50
  ITEM 8.  LEGAL PROCEEDINGS                                                51
  ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.        53
  ITEM 10.  RECENT SALE OF UNREGISTERED SECURITIES                          57
  ITEM 11.  DESCRIPTION OF SECURITIES                                       70
  ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                       74
  ITEM 13.  FINANCIAL STATEMENTS                                            77
  ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
            AND FINANCIAL DISCLOSURE                                        77
  ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS                               78

                       PAGE 2
  <P>
                             Part I
  <P>
  Item 1. Description of Business
  -------------------------------
  <P>
  BUSINESS DEVELOPMENT
  <P>
  The Auxer Group, Inc. was incorporated in Idaho on June
  24, 1920 under the name "The Auxer Gold Mines, Inc." (the
  "Auxer").  The Company's original business was mining.
  Auxer's life was changed from a life of 50 years to a
  term of existence of perpetuity on August 27, 1960. In
  1972 the mining assets were transferred to Idora Silver
  Mines, Inc. and Auxer maintained a dormant status for a
  majority of the 1970's and 1980's.
  <P>
  Effective May 2, 1994, the National Association of
  Securities Dealers (NASD) cleared Auxer's request for
  unpriced quotation on the OTC Bulletin Board for the
  Auxer Gold Mines common stock under the symbol AUXI. On
  April 18,1995, Auxer acquired all of the issued and
  outstanding shares of CT Industries, which became our
  wholly owned subsidiary. CT's assets included the
  distribution rights to an oil treatment formulation,
  specifically Formula 2000.  Auxer issued 4,000,000 shares
  of its common stock to shareholders of CT Industries.
  Upon consummation of such acquisition, Auxer moved its
  offices to Ridgewood, New Jersey. Auxer continued to
  develop the engine treatment and test market the product
  it acquired from CT Industries through infomercials and
  by sponsoring regional races.
  <P>
  In 1996, Auxer established Wayne, New Jersey as its
  principal place of business and acquired the issued and
  outstanding shares of two companies. Firstly, on February
  8, 1996, it acquired Universal Filtration Industries,
  Inc.  ("Universal Filtration"), a company that
  manufactured and delivered products for dry cleaners.  On
  March 24, 1999, the Company's board of directors approved
  closing down Universal Filtrations operating account.
  Currently, Universal Filtration is dormant with no
  operating activity.    Auxer issued 1,500,000 of its
  shares of common stock to Universal Filtration shareholders for all the outstanding shares of Universal
  Filtration. 500,000 of the 1,500,000 shares were issued and delivery was contingent upon meeting various performance objectives. Universal Filtration is no longer an active subsidiary. Secondly, on October 25, 1996, Auxer acquired Harvey Westbury Corporation,
  Inc.("Harvey Westbury") a  light  manufacturer  and
  <P>
                        Page 3
  <P>
  wholesaler of aftermarket automotive products. Auxer issued 170,000 shares of its common stock to Harvey
  Westbury shareholders or their designees for all outstanding shares of Harvey Westbury Corp. Both acquisitions have been accounted for as reverse acquisitions using the purchase method of accounting with historic costs being the basis for value. Consideration value was based upon the market value of Auxer's securities at the time of the acquisition.
  <P>
  In early 1997, Auxer attempted to broaden its development through a series of strategic investments in software companies located in the United Kingdom. Auxer's investments in the UK software group were developed in conjunction with two key individuals, Robert Smith, former President of Burroughs, London England and ITT
  Caribbean  Manufacturing,  Puerto  Rico; and Danny
  Chapchal,  currently Managing  Director of Cambridge
  Display Technology, Cambridge, England. The software group was organized to create a spectrum of software applications geared to the expanding asset care and management markets. The software group attempted to compete globally within the asset care market and the enterprise resource market.
  <P>
  In August, 1997 shareholders of Auxer voted to exchange their shares on a one for one basis for shares in The
  Auxer Group, Inc., the new Delaware corporation (the
  "Company"). The Company, was incorporated in the State of Delaware on August 11, 1997 and was authorized to issue 25,000,000 shares at $.001 par value. Of those shares, 20,000,000 shares were for common stock, while the remaining 5,000,000 shares were for preferred stock.
  On September 22, 1997, the Company filed an amendment to its articles of incorporation whereby it increased its authorized shares to 75,000,000 at a par value of $.001 per share. Of those shares, 50,000,000 shares are common stock, while the remaining 25,000,000 shares are preferred stock. In August, 1997, Auxer merged into the Company. Effective on or about August 7th, 1997, the Company began trading on the OTC Electronic Bulletin
  Board under the symbol AXGI.
  <P>
  In June 1998, the Company divested itself of its software business for the amount of the investment, $353,000, which was received in the form of a promissory note to be repaid upon certain criteria being met. As of September
  30, 1999, the Company determined the collectability of the promissory note was doubtful and wrote it off.
  <P>
                         Page 4
  <P>
  On March 19, 1999 the Company amended its articles of incorporation to increase the number of shares the Company had authority to issue to 175,000,000 shares at a par value of $.001 par value per share. Of such shares, 150,000,000 are common stock, while the remaining
  25,000,000 shares are preferred stock.
  <P>
  On April 22, 1999, the Company purchased automotive parts inventory from Ernest DeSaye, Jr., employed Mr. DeSaye and placed these assets in Hardyston Distributors, Inc., one of the Company's wholly owned subsidiaries.
  Hardyston was incorporated in New Jersey on April 22,
  1999. The Company issued 836,700 shares of its common stock plus $15,000 cash for the purchase of the automotive parts inventory to Ernest DeSaye, Jr.
  <P>
  The following sets forth the valuation of the above-referenced acquisitions based on the value per share:
  <P>

  Acquisition               Price Per Share    Less than Fair
                                               Market Value
  (i)Universal Filtration      $.05                No
  (ii) Harvey Westbury         $.50                No
  (iii) Hardyston Distributors $.1075              No
  (iv) CT Industries           $.001               No

  <P>
  Effective January 4, 1999, the National Association of Securities Dealers ("NASD") enacted the OTC Bulletin
  Board Eligibility Rule ("Eligibility Rule"). To be compliant with the Eligibility Rule, a company must be registered with the SEC under Section 13 or 15(d) of the Securities and Exchange Act of 1934 and be current in its required filings. To be current in its required filings a company must have filed its latest required annual
  filing and any subsequent filings. Alternatively, an issuer who has recently filed its Form 10 or Form 10-SB must have cleared all comments by the SEC. The Company did not meet the new requirements to continue trading on the OTC Bulletin Board, and its quotation was discontinued. Effective September 4, 1999, the Company began trading on the National Quotation Service Pink Sheets.
  <P>
  Our auditors have stated in their opinion that there is substantial doubt regarding our ability to continue as a going concern. We were a development stage company with limited revenues, a history of significant losses and a substantial accumulated deficit as at the end of our calendar year 1997. However, presently we are not a development stage company.
  <P>
                        Page 5
  <P>
  Neither the Company nor any of its subsidiaries has filed any petition for bankruptcy and is not aware of any actions related to bankruptcy. Furthermore, there are no known personnel of the Company who currently have any petitions filed under the Bankruptcy Act or under any state insolvency laws.
  <P>
  BUSINESS OF THE ISSUER
  <P>
  The Company is a holding company which currently owns
  four (4) subsidiaries: The Harvey Westbury Corporation
  Inc. ("HW"), CT Industries, Inc. ("CT"), Hardyston Distributors ("HD") and Universal Filtration Industries, Inc. ("UFI") which is currently dormant. Harvey Westbury accounts for approximately 54% of the Company's total revenue in 1999. The Company assembles and packages automotive accessories under the name, Easy Test, sells engine treatment under the name, Formula 2000 Ultimate and sells waxes and polishes under the name, Garry's
  Royal Satin to the automotive, marine, and aviation industries. Hardyston Distributors, Inc. is a distributor of automotive parts and accessories to local mechanics, service stations and dealers which account for approximately 45% of the Company's revenue in 1999. CT Industries, Inc. is a subsidiary currently set up to house the Internet and retail sales which account for
  less than 1% of the Company's total revenue. The Company intends to continue these operations in the future.
  <P>
  In 1998, management continued development and sales of the Garry's Marine Care Products line and completed testing of Formula 2000 Ultimate. The first production run of Ultimate 2000 was completed. The
  Company believes that Easy Test sales suffered from a warm winter across the United States. The beginning of 1998 proved to be a difficult period for the Company in the software investment as well. Unfortunately, the person expected to be the Company's primary financier, Robert Smith, unexpectedly passed away in January of
  1998, and as a result, management was forced to divest itself of the software program. With the loss of our financing, the Company opted to accept an offer by
  Mr. Chapchal to purchase its software operations rather than further drain the Company's cash flow position and risk further delay of the advancement of its new automotive products. The Company and Mr. Chapchal completed arrangements to turn over the software division in June 1998 while structuring the sale in such a manner that the Company could recoup its investment. However, the cash flow drain on the Company proved to be a burden the remainder of the year as the Company was forced to
  <P>
                          Page 6
  <P>
  direct a majority of the arranged financing for the automotive companies to the software investment.
  <P>
  Additionally, the Company completed development of the marine product line and began trying to reduce the costs of IT silicone spray. With the cash flow strain Harvey Westbury's sales and marketing plans were crippled and the Company saw much of the planned sales deteriorate due to inability to deliver in a timely fashion as maintaining adequate inventory was not possible. Additionally, layoffs in operations and sales were required. The reduced sales group tried to focus on marketing and selling of the Garry's Marine products line and the Easy Test line as well as launch Formula 2000 during the Fall 98 buying season. The group's focus turned from  development to sales and marketing during
  this period but the impact was limited due to funding.
  <P>
  In 1999, management focused on marketing the Garry's
  Royal Satin marine care products line and developing the Easy Test line. Additionally, management focused on developing Hardyston Distributors.
  REVIEW OF PRODUCTS
  <P>
  The Company currently has two subsidiaries selling automotive products. Hardyston Distributors distributes a variety of automotive hard parts (which represents 100% of its sales), currently representing approximately 45%
  of the Company's revenue during the year ending December 31, 1999. The Harvey Westbury product lines, which include the products under the names Easy Test and
  Garry's Royal Satin, represent the Company's other
  revenue (approximately 54%). During the year ending December 31, 1999, Harvey Westbury's sales by product breaks down as follows: Easy Test Mobile A/C
  Accessories - 28%; Easy Test Anti-freeze & Battery
  Testers - 25%; Garry's Royal Satin Automotive - 13%; Garry's Royal Satin Marine - 10%; Easy Test Drain Plug Series - 10%; Easy Test Fleet Drain Plug Series - 3%; Carbon Monoxide Testers - 3%; Easy Test Hatchback Lights
  - 1%; and Formula 2000 Ultimate - less than 1%; Garry's
  It Silicone and T-Bolt Rust Penetrant - less than 1%; Miscellaneous Products - 9%.
  <P>
                       Page 7
  <P>
  Garry's Royal Satin Automotive Product Line:
  --------------------------------------------
  <P>
  King's Ransom Premium Cleaner Wax and Polish: This
  cleaner wax was introduced in the late 1980s and is formulated for clear-coat paint finishes. It maintains the creamy texture that the Company believes Royal Satin is noted for and offers what the Company perceives to be
  a long lasting shine with no silicones.
  <P>
  Royal Satin Supreme: The product was designed with the intent to provide an even longer lasting shine and better durability than King's Ransom for clear-coat finishes.
  <P>
  Garry's Interior Car Care Products: The Company's
  products in this category are a carpet cleaner, waterproofing spray, leather cleaner and plastic and fiberglass cleaner. The products are currently packaged in spray tops, however new packaging options are being reviewed.
  <P>
  Garry's Royal Satin Marine Products:
  ------------------------------------
  <P>
  The Royal Satin Marine line consists of a boat wash, heavy-duty compound, a finishing polish and its flagship cleaner wax. The line also offers care products covered in the automotive line.
  <P>
  Cream Paste Cleaner Wax: The product is used by detailing professionals. Its blend of waxes and cleaner offers a one-step cleaning and waxing option or can be applied after a compound in detailing practices.
  <P>
  Heavy Duty Rubbing Compound: This product is intended to complement to the Company's cleaner wax for difficult oxidation problems that are too difficult for normal oxidation.
  <P>
  Finishing Polish: The product offers the detailer an
  extra layer of protection that is intended to get them through an entire season. Cleaner waxes on the market typically fall short of performing more than 4 months.
  This polish and protector is intended to give the boating enthusiast extra months of added shine and protection from oxidation.
  <P>
  Boat Wash: In this product, the Company has attempted to formulate a product to clean and prep a boat for the deoxidization process.
  <P>
                        Page 8
  <P>
  It Silicone and T-Bolt Rust Penetrant:
  --------------------------------------
  <P>
  Harvey Westbury markets a silicone and multipurpose lubricant under the brand name It and T-Bolt.
  <P>
  Formula 2000 Ultimate Product Line:
  -----------------------------------
  <P>
  Harvey Westbury markets a synthetic lubrication product designed for engines and transmission lubrication enhancement. In 1997, the Company created a new formula and now markets this formula under the name "Formula 2000 Ultimate."
  <P>
  EasyTest Product Line:
  ----------------------
  <P>
  The Easy Test product series was founded by Harvey Westbury. The products consist of three (3) types of antifreeze and battery testers, a carbon monoxide tester,
  and drain plug series.   Additionally, the air
  conditioning line is trademarked under Easy Test as well
  as the Hatchback solar powered rechargeable light and
  other accessory products.
  <P>
  Antifreeze & Battery Testers:
  -----------------------------
  <P>
  The Harvey Westbury tester products are manufactured at
  the Company's facilities in Farmingdale, NY. The main products are anti-freeze and battery testers, which come in three different sizes. The first type is a five-ball tester that consists of a four-inch glass catheter, assembled together with a vinyl squeeze bulb and dispensing tail. The working components in these items are five specific gravity balls that float at different concentrated levels of the solution being tested. The solution for the anti-freeze test involves a water to anti-freeze mix, while the battery test involves a water to acid mix. Once the items are manufactured and assembled, they are then packaged for retail distribution using Harvey Westbury's in-house machinery and equipment. The same concept applies to the other two size types, which are much larger and resemble a French horn and turkey-baster in their respective shapes. Most items are sold under their registered trademark Easy-Test7, however, the Company also maintains several private label contracts within the industry.
  <P>
  Mobile Air Conditioning Accessories:
  ------------------------------------
  <P>
  Harvey Westbury markets all of its air-conditioning accessory items under the brand name Easy-Test. The product line is mainly comprised of retrofit kits, recharge kits, charging hose,  fittings,  manifold
  gauges, leak detector kits, thermometers, and protective
  <P>
                       Page 9
  <P>
  goggles.  Additionally, the accessory items are designed
  to service all R-12 (CFC-12 or Freon) and R134a  (HFC-134a)
  automotive systems.
  <P>
  Crankcase Drain Plug Series (CDPs & EDPs):
  ------------------------------------------
  <P>
  Two series of crank case drain plugs are currently
  packaged by the Company. The group actively markets the CDP series which is a strong rubber plug complete with an inserting tool. The product is marketed to the do it yourself market and the quick oil change chains. The product is purchased in single or six pack blister pack options. The second series is a metal screw in product. The product is self-tapping.
  <P>
  Carbon Monoxide Testers:
  ------------------------
  <P>
  Harvey Westbury assembles and packages Carbon Monoxide devices that alert the consumer to the presence of carbon monoxide by changing color. This small indicator is roughly 2" in diameter and is comprised of a proprietary blend of chemicals, which react to carbon monoxide. The pill indicator is affixed to an adhesive backed plastic applicator that allows the item to be placed almost anywhere. In addition, the pill indicator changes back to its original color after the carbon monoxide is
  removed which makes the item reusable. Depending on the surrounding climate, these detectors can last up to a full year. Harvey Westbury offers two types of testers based on their levels of detection sensitivity. Since carbon monoxide is measured in Part Per Millions (PPM), one tester will react to carbon monoxide dosages of 50ppm and the other will react at 100ppm.
  <P>
  Fleet Drain Plug Series (RDPs):
  -------------------------------
  <P>
  The Fleet drain plug series is an imported product. The product is generally designed for large construction and farm equipment as well as RVs. The product comes as a kit.  The product allows the user to insert a drain tube
  by screwing onto a permanent attachment to vehicles.
  <P>
  Miscellaneous Products:
  -----------------------
  <P>
  Harvey Westbury assembles pneumatic hoses. Additionally, the Company continues to maintain several miscellaneous items in the Easy Test line such as windshield wiper cleaners, hatchback lights, and hacksaw blades. As of December 31, 1999 the Company reported inventory of $209,609. Carrying amount of inventory in miscellaneous product is less than 2%. Products that are considered
  <P>
                         Page 10
  <P>
  obsolete are "written off" in accordance with generally accepted accounting principles.
  <P>
  MARKETING
  <P>
  The Company is engaged in business in several markets.
  The Company is conducting business with automotive retailers and distributors as well as marine retailers and distributors. The Company's revenues do not exceed
  20% with any individual customer. While the Company is
  not engaged in any formal contracts with identified volumes, the Company has arrangements to private label for Warren Distribution for Polar products and CarQuest Inc. for CarQuest products. The Company's products are packaged under several other unknown brand names since the products are sold in bulk and packaged by other
  companies.
  <P>
  The Company's subsidiary, Harvey Westbury has entered
  into several licensing agreements with third party distribution companies to private label products. In August 1998 Harvey Westbury entered into a licensing agreement with Warren Distribution to use the trademark Polar on its Easy Test Anti-freeze and Battery Tester products, to be distributed through Warren Distribution.
  In October 1998, Harvey Westbury entered into a licensing agreement with CARQUEST, Inc. to use the trademark
  CARQUEST on its Easy Test Anti-freeze and Battery Tester products, to be distributed internationally throughout CARQUEST's network of warehouse distributors and retail outlets.
  <P>
  In June 1999, Harvey Westbury entered into an advertising agreement with the Veritas Group, Ltd. (in Mexico) to develop and implement a regional and national marketing and advertising campaign to promote its Garry's Royal
  Satin and Formula 2000 Synthetic Engine Treatment.
  <P>
  The Company produced infomercials for test marketing on television in 1995 for its Formula 2000 product line.
  The infomercials consisted of 30 minute TV spots for
  Direct Response Television. In October through December 1996, CT Industries ran test market spots on local cable and national TV channels. After evaluation of the initial results, the Company decided to stop advertising the commercials on TV due to low response. The Company considers the commercial segments available for future use should the Company determine an opportunity through advertising the Formula 2000 product line on television is productive.  At this time, the Company does not plan
  to advertise Formula 2000 on television in the next
  twelve months.
  <P>
                       Page 11
  <P>
  The Company's web sites, which were introduced in 1999,
  are designed to assist in marketing and sales lead generation. Due to the introduction of the Company's web sites, the Company's Formula 2000, Easy Test, and Garry's product lines have received requests for information on distribution both domestically and internationally. The
  <P>
                        Page 11
  <P>
  Company plans to design an export section to the web
  sites that oriented towards export buyers outside the United States. This section is intended to provide information to assist the export buyer in purchasing decisions for the Company's products.
  <P>
  The Company is currently employing the strategies
  outlined below:
  <P>
  Garry's Royal Satin Automotive Product Line:
  --------------------------------------------
  In 1999, the Company introduced an improved clear-coat in Royal Satin Supreme. The Company intends to promote the product through TV and magazine ads regionally. The
  Company intends to repackage Garry's Royal Satin in new plastic containers and labels.
  <P>
  Garry's Royal Satin Marine Products:
  ------------------------------------
  In 2000, the Company intends to continue focus on its
  sales and distribution efforts for its marine products in the Northeast and Southeast region of the United
  States.  The Company intends to promote Garry's Royal
  Satin Marine products through local and regional magazine advertisements, discounted sales promotions, and distribution of samples.
  <P>
  It Silicone and T-Bolt Rust Penetrant:
  --------------------------------------
  The Company sells limited quantities (less than 1% of
  total revenues) of these products.  No current marketing
  programs are in place.
  <P>
  Formula 2000 Ultimate Product Line:
  -----------------------------------
  The Company introduced Formula 2000 Ultimate to the
  market in 1998. In 1999, the Company introduced the
  product on the Internet and intends to test market
  several Internet banner concepts on automotive Internet
  sites.
  <P>
  Engine treatment products are a competitive market place and will need to be unique in order to differentiate itself between other products. The Company had
  independent lab tests performed by FES (Fluid Engineering Services), Inc. in Stillwater, Oklahoma. FES, Inc. is a fluids engineering and testing service. Fees were paid for independent lab tests performed by FES. FES is qualified to conduct most standard fluid tests related to testing and evaluating anti-wear and lubrication properties of system fluids in accordance with ISO, NFPA, ASTM, SAE and MIL standards. The Company had load resistance and wear analysis tests performed in August
  1993 and follow-up tests in March 1997. Wear rate
  reduction from testing showed a 63% reduction in engine
  <P>
                        Page 12
  <P>
  wear compared to base oil only. In an effort to be
  unique, the group is seeking to initiate the Formula 2000 mileage challenge. By providing incentives to the user to track his mileage through promotions and contests for completing mileage tracking forms, the Company intends to accumulate data, force the client to focus on the product's performance, and develop a unique following of
  resale clients.
  <P>
  Easy Test Product Line:
  -----------------------
  Antifreeze & Battery Testers:
  -----------------------------
  The Company plans to maintain an aggressive pricing
  format for this commodity item and to continue to offer discounts to old clients for returning. Management continues to pursue lower cost manufacturing opportunities in order to remain a low cost supplier of these testers. Management intends to become a volume importer of inexpensive testers and accessories. With Harvey Westbury's in-house packaging capabilities, the Company intends to pursue more private labeling arrangements. The Company intends grow its other Easy
  Test products through its current tester client base.
  <P>
  Mobile Air Conditioning Accessories:
  ------------------------------------
  The Company plans to introduce a line of AC accessories
  and chemicals with a new catalog. The Company intends to be a low cost supplier of these accessory products.
  <P>
  Crankcase Drain Plug Series:
  ----------------------------
  The Company intends to market this product to its current tester client base. The Company intends to be a low cost supplier of these accessory products.
  <P>
  Carbon Monoxide Testers:
  ------------------------
  The Company intends to focus on maintaining its current client base and to identify new clients with similar profiles. Management believes it can market this product to the small aircraft aviation industry where Garry's
  Royal Satin has a small client base.
  <P>
  Fleet Drain Plug Series:
  ------------------------
  The Company intends to reintroduce the product to the client base as well as identify similar profile prospects through mailing campaigns.
  <P>
  SOURCES AND SUPPLIERS
  <P>
                        Page 13
  <P>
  Neither the Company nor any of its subsidiaries currently have any contracts or arrangements with any
  subcontractors and/or suppliers.    Therefore, the
  Company may be unable to obtain Products from its manufacturers in a timely fashion. The raw materials for all of the Company's current products are easily accessible and several sources exist.
  <P>
  Harvey Westbury's Easy Test Anti-freeze and Battery Testers. The 501 series testers are assembled and packaged in Harvey Westbury's Farmingdale, New York facility. The 701 and 901 series testers are assembled by the supplier and packaged in Harvey Westbury's Farmingdale, New York facility. Harvey Westbury's Easy
  Test Mobile Air Conditioning Accessories are assembled by the supplier and packaged in Harvey Westbury's
  Farmingdale, New York facility.  The Company does not
  have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties.
  <P>
  Harvey Westbury's Garry's chemical based products are manufactured and packaged by a third-party chemical manufacturer in New York. The Company does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. The formulations for the products were developed by the manufacturer. Harvey Westbury created the formulas for Garry's Royal Satin and Garry's Royal
  Satin Liquid.
  <P>
  Formula 2000 products are manufactured and packaged by third-party chemical manufacturers in New York. The
  Company does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. Auxer created the formula for these products which is currently marketed under the "Formula 2000 Ultimate"
  name.
  <P>
  Hardyston Distributors purchases automotive parts from several local distributors in Northern New Jersey.
  Products are manufactured and packaged by the supplier or manufacturer. The Company does not have any contractual agreements or licensing arrangements with its suppliers for these products. Hardyston Distributors purchases automotive parts for resale.
  <P>
  Harvey Westbury's Easy Test Testers and Accessories are imported from the following suppliers in Taiwan and
  China: Pan Taiwan Enterprises, Co., Ltd, Yen Jen, Three-In-One Enterprises and DHC. In Addition, another supplier is ATS, based in the United States. The 501 series testers are assembled in Harvey Westbury's
  <P>
                      Page 14
  <P>
  Farmingdale, NY facility. Harvey Westbury's Easy Test Mobile Air Conditioning Accessories are imported from such suppliers as Yen Jen and Pan Taiwan Enterprises,
  Co., Ltd. in Taiwan; Airosol basedin Kansas, TCC based in Texas; du Pont based in Wilmington, Delaware,
  Environmental Material Corp. based on New Jersey and
  Allied Signal based in New Jersey. Some products are manufactured at the Harvey Westbury Farmingdale, NY facility. Harvey Westbury's Garry's Royal Satin and Formula 2000 products are manufactured and supplied by
  John Prior, Inc. and Innovative Chemical both based in
  New York; CRC based on Pennsylvania; Penray based on Illinois; and Bernard Laboratories based in Ohio.
  Hardyston Distributors purchases automotive parts from several local distributors in Northern New Jersey including B&B Auto Parts and Allendale Automotive
  Enterprises.
  <P>
  COMPETITION AND RELATED MATTERS
  <P>
  We have a market position of less than 5% for any of our
  products.
  <P>
  Garry's Royal Satin Product Line for Automotive, Marine &
  Aviation: The Wax and Polish market is mainly comprised
  of waxes, polishes, and Protectants.
  <P>
  The care products industry is comprised of multiple types of products and brand names. Any area or component of one vehicle has a particular product made to clean and/or protect it. The products, mechanically, generally come in either aerosol cans or plastic spray bottles with a typical range to include lubricants, cleaners, sealants, adhesives, and protectants.
  <P>
  In addition to the Automotive Industry, the Company is
  also involved in the Marine Waxes and Polishes industry.
  <P>
  The wax market primarily consists of what the company
  terms Do It Yourselfer ("DIYer") client base. The distribution chain from manufacturer to end-user
  (consumer) generally follows a traditional route.  It's
  a  three  level  process that starts with the
  manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer.
  The consumer can then purchase from the retailer to
  complete the chain.
  <P>
  Major retailers command a larger influence in the
  industry by being their own distributors. This push has started to shift the distribution chain towards a two step process, which entails the wholesaler selling direct to the retailer. Under this method, the retailer can now handle more volume than the distributor, in most cases,
  <P>
                        Page 15
  <P>
  and is able to demand lower purchase levels. Electronic Data Inquiry ("EDI") systems are also becoming more accepted by major retailers. These systems make it easier to order directly from the manufacturer.
  <P>
  Harvey Westbury Corp. falls into the first level of distribution. It is a manufacturer distributor of
  Garry's, which is its own line of car care products to include waxes, pastes, cleaners & Protectants.
  <P>
  There are three primary strategies from which the Company intends for this segment of its business to provide opportunity for growth. The first of which is better and more appealing packaging. Few product lines offer attractive, screw top containers. The second is the one-step application process. Finally, sales support can play a big factor.  Market  penetration  exists  for
  those manufacturers who supply assistance with sales support. Harvey Westbury has just introduced a new packaging scheme for its Royal Satin Wax Garry's line which involves a new twist off plastic container for convenience along with a new color and label design.
  <P>
  The following is an overview of the competition:
  <P>
  (1) FIRST BRANDS located in Danbury, Connecticut. This public company (NYSE:FBR) sells car care products consisting of waxes and polishes (30-50% of the market). Its principal brand name is STP, which is an automotive additive. The brand name for which it markets its wax is known as Simoniz. The product has been in existence since the mid 1900's and is traditionally packaged in a yellow metal container to include various sizes.
  <P>
  (2)  TURTLE WAX, INC. located in Chicago, Illinois
  This private company has several branches located throughout the nation. Over the years this company has developed several car care trademarks and brand name subsidiaries such as Lubricating 2001, Finish 2001,
  Formula 2001, and CD-2. Its most recognized national brand name is Turtle Wax. Turtle Wax, Inc. has strong distributor and major retailer penetration and undertakes extensive marketing and advertising to help support its products.
  <P>
  Minnesota, Mining and Manufacturing (3M) located in St. Paul, Minnesota: This public company (NYSE: MMM) is a major leader in several industries including the
  Automotive and Marine industries.  3M's strength is its
  brand name recognition.
  <P>
  Other Competition:
  <P>
                      Page 16
  <P>
  Other major competitors in the wax and polish industry include BLUE CORAL, recently acquired by Quaker State and StarBrite Distributors, Inc. located in Florida.
  Another popular brand name called MOTHER'S located in Huntington Beach, California has recently introduced a complete car care product line to compliment its wax items.
  <P>
  It Silicone and T-Bolt Rust Penetrant:
  --------------------------------------
  While dozens of competitors market a silicone spray, most notably Gunk and Prestone, others market a multipurpose lubricator such as WD-40 and Liquid Wrench.
  <P>
  Formula 2000 Ultimate Product Line:
  -----------------------------------
  The Engine Treatment and Oil Additive market is part of
  the Automotive Aftermarket  Parts  &  Accessories
  Industry and the Company categorizes within the chemical
  products group.
  <P>
  Currently,  the  distribution of engine  treatment
  follows the traditional paths within the Aftermarket industry to include traditional wholesale distribution to automotive retail chains (classical 3 tier), major retail chains (two tier) and direct telemarketing and infomercial settings.
  <P>
  The high-end brand names, where Formula 2000 Ultimate intends to be associated, are products such as Slick 50, Duralube, MotorUp, and Prolong, which dominate the retail shelves.
  <P>
  The mid-range products consist of non-brand name products and private label such as TM8, Tech2000 (Wal-Mart), Lubricator2001 (Turtlewax). Typically, these products include PTFE and low end oil additives packages. The low-end products consist of additional private label brands and STP's brand of oil additives. Typically, these products consist only of low-end packages which include cleaners and low grade oil alternatives.
  <P>
  The main competition within the marketplace comes from well-known names from the automotive industry to include First Brands and Blue Coral, a wholly owned subsidiary of Quaker State.
  <P>
  First Brands: This company has a recognized name in oil additives and engine treatments with its brand name,
  STP. STP's product line is positioned as a low-end product line with multiple product additives. The products are typically a quality motor oil mixed with old, well known, low-end additive packages. STP offers a full line of additive products.
  <P>
                         Page 17
  <P>
  Quaker State: Is a public company recognized for its line of motor oil products. However, the company owns the well recognized  car care  products  company,  Blue
  Coral.  Blue Coral acquired the Slick50 in 1994.
  <P>
  Slick50's initial engine treatment product was primarily
  a quality motor oil and PTFE, sometimes better recognized as DuPont's Teflon. Additionally, Blue Coral has introduced a full line of additives and gas treatments as well as semi-synthetic and full synthetic engine treatments.
  <P>
  Prolong: This company is private and is located in California. Prolong can be found in the West region of the United States.  The company has not changed its
  format from a single showcase product, although the company has a full line of additive products.
  <P>
  Prolong and DuraLube are typically not offered together; but either Prolong or DuraLube are sold with Slick50.
  <P>
  DuraLube: This company is private and located in Eden,
  New York. DuraLube is most noted for introduction of the chlorine-based treatments. DuraLube contends its product is no longer chlorine-based.
  <P>
  DuraLube offers a full line of additives and treatments.
  <P>
  MotorUp:  MotorUp is private and represents  a small
  share of the market (1% to 3%). MotorUp is located in Philadelphia. Additionally, this company popularized the 15 oz. bottle,  satisfaction  guaranteed  and A No
  Oil Change product.
  <P>
  MotorUp has a full line of additives including simple quality oil mixed with a strong additive package. Currently, MotorUp is moving away from infomercials and establishing distributors and retailers. The product can be found in some of the less prominent retailers on special  isle shelving.
  <P>
  Other Competition:
  ------------------
  The Company's other competition is comprised of many mid-tier companies that offer engine treatments as part of their additive product lines or private label vendors. Several mid-tier products tend to have some brand name recognition and include Lubricator 2001 (Turtlewax product), TM8, Tech2000 (Wal-Mart Private Label), R-2000 (Bilstein), Marvel Mystery Oil, and Tufoil.
  <P>
                      Page 18
  <P>
  Another indirect competitor to the engine treatment
  market is the recently growing synthetic motor oils.
  Mobile introduced the Mobile One technology, and has recently introduced TMP technology. Today, Mobile synthetic motor oil technology nearly parallels Formula 2000's synthetic technology.
  <P>
  EasyTest Product Line:
  ----------------------
  Antifreeze & Battery Testers:
  -----------------------------
  The tester market primarily consists of a DIY (do it yourselfer) client base. The distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber and or retailer. The consumer can then purchase from the retailer to complete the chain. The typical third level outlets are made up of automotive retailers, service stations, convenience stores, grocery stores, etc.
  <P>
  Harvey Westbury Corp. is a manufacturer in the United States of these tester items. Since the Easy-Test line offers several other products, the Company also acts as its own distributor.
  <P>
  The following is an overview of the competition:
  <P>
  JONI ENTERPRISES, LTD.- located in Taiwan, Republic of
  China.
  <P>
  This company has been competing with Harvey Westbury for over twenty years and currently leads the market as the primary manufacturer. Joni also carries a small automotive windshield accessory line.
  <P>
  THEXTON MFG., CO. - located in Minneapolis, Minnesota.
  <P>
  This company only makes the larger, professional type testers, which, furthermore, represents less than twenty percent of its entire revenue. The Company primarily specializes in automobile repairs and service equipment.
  <P>
  WILMAR CORPORATION - located in Seattle, Washington.
  <P>
  This company specializes in the  manufacturing  of
  plastic products. It is currently importing several items to increase its catalog selection and acts as a distributor to several major retail chains.
  <P>
  CUSTOM ACCESSORIES, INC. - located in Niles, Illinois.
  This private company specializes in automotive parts.
  <P>
                        Page 19
  <P>
  Mobile Air Conditioning Accessories:
  ------------------------------------
  This vast market consists of compressors, hoses, valves, refrigerants, refrigerant recovery, retrofit servicing, and accessories.
  <P>
  The automotive air conditioning accessories market primarily consists of Jobbers and Do It Yourselfers
  (DIY). It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer.
  The consumer can then purchase from the  retailer to
  complete the chain.
  <P>
  The following is an overview of the competition:
  <P>
  AEROQUIP CORP. - located in Maumee, Ohio.
  <P>
  This private company is headquartered in Ohio.  The
  company specializes in a variety of markets including Hose, Fittings, and Coupling manufacturing; Heating and Cooling parts & Accessories manufacturing; Automotive and Aviation parts manufacturing; Plastic Products and Plastic Extruders manufacturing; and Mold Making. It is also important to note that the products sold from this company  mainly support the Jobber clientele.
  <P>
  WATSCO COMPONENTS, INC. - located in Hialeah, Florida.
  <P>
  This public company (NYSE: WSO) retrofits refrigerant access valves, vacuum pumps, refrigerant recovery machines & filters.
  <P>
  INTERDYNAMICS, INC. - located in Brooklyn, New York.
  <P>
  This private company specializes in the manufacture of automobile parts and equipment. Its share of the AC accessories market includes AC testing and charging accessories, refrigerants, and electronic climate control systems. Its items can be found in the major discount chains such as Pep Boys, Western Auto, and R&S Strauss.
  <P>
  Other Competition:
  <P>
  Another significant competitor in the accessories
  industry is SCHRADER-BRIDGEPORT located in Altavista,
  Virginia.
  <P>
  CASTROL INDUSTRIAL North America, INC. located in Downers Grove, Illinois. It manufactures Retrofit Kits found in the market to include its own brand name CASTROL.
  <P>
  Crankcase Drain Plug Series (CDPs & EDPs):
  The other vendors currently known to manufacture this product are Difco, Inc. and Cargo, Inc.
  <P>
                          Page 20
  <P>
  Fleet Drain Plug Series (RDPs):
  The markets for this product are companies with
  maintenance sections who perform regular maintenance requirements on fleet operations, trucking outlets and repair centers. There is only one other known distributor, IAS, in the United States.
  <P>
  Carbon Monoxide Testers:
  <P>
  Market & Competition:
  <P>
  Carbon Monoxide is a colorless, odorless, poisonous gas byproduct of burning oils and other fuels. It can be quickly absorbed by the body and cause such symptoms as headache, dizziness, irritability, and nausea. Higher concentrations of the gas are lethal. The distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn,
  sells the product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. The common retail sources for these particular items are the major Discount Chains such as
  Kmart and Home Depot.
  <P>
  Harvey Westbury currently directs its marketing efforts towards the aviation and automotive safety arena.
  Several state and local municipalities mandate these detectors for their department vehicles, as well as regulated flight school facilities. The third aspect of growth is in technology. Harvey Westbury is one of the few organizations that distribute the chemically treated indicator disk, which currently acts as the main component in battery-powered models.
  <P>
  The  competition within this industry is as follows:
  <P>
  FIRST ALERT, INC. - located in Aurora, Illinois.
  <P>
  This is a public company that introduced  the CO
  detector.  This company's primary source of revenue is
  from smoke detectors. First Alert, Inc. products are retailed under the brand name First Alert that offers a complete line of gas detectors.
  <P>
  QUANTUM GROUP, INC. - located in San Diego, California.
  <P>
  This private company specializes in safety equipment and measuring device manufacturing. The company's full line of products is marketed under two brand names,  COSTARJ,
  and Quantum.
  <P>
  Other Competition:
  <P>
                         Page 21
  Several other brand name companies exist in the market. Such competitive brand names are Nighthawk, Lifesaver, S-Tech, American Sensors, Air-Zone, Emerson, Macurco, and Safety1st.
  <P>
  POINTS OF OPERATION
  <P>
  Auxer, CT Industries, Harvey Westbury and Hardyston all maintain their headquarters and administrative operations in West Paterson, New Jersey. Additionally, Harvey Westbury maintains its main sales office in Wayne, New Jersey. Harvey Westbury leases a light manufacturing and warehousing facility in Farmingdale, New York were the
  Easy Test product components primarily manufactured by various vendors throughout the United States and Internationally and assembled/packaged at the Farmingdale location. Garry's waxes, polishes, and chemicals, as well as Formula 2000 Engine Treatment are manufactured
  and private labeled by several vendors throughout the United States and warehoused at the Farmingdale location. Hardyston Distributor's has an additional location in Franklin, New Jersey. Hardyston distributes automotive parts and accessories to the surrounding area automotive stores and service stations. Hardyston warehouses parts inventory and a small distribution staff at the Franklin location. The Company currently employs 5 employees at Hardyston and 5 employees at Harvey Westbury.
  <P>
  GOVERNMENT REGULATION
  <P>
  While numerous government regulations are developed directed at the automotive and marine industries on an on-going basis; the company does not believe that there are any significant government regulations pending that would impact the current product categories that the Company is currently marketing and selling.
  <P>
  INTELLECTUAL PROPERTY
  <P>
  The Company does not own any material property in the
  form of patents.
  <P>
  The Company's subsidiary, Harvey Westbury, sells
  automotive accessories under the name Easy Test, which is
  a registered trademark, number 942648 which was
  registered on September 12, 1972 and renewed in 1993. Additionally, Harvey Westbury sells waxes and polishes under the name Garry's Royal Satin, which is not a registered trademark. Harvey Westbury previously was a distributor for Garry's Laboratories based in Buffalo,
  New York. Garry's Laboratories registered and owned the trademark. However, Garry's Laboratories ceased doing business and the trademark registration expired. Harvey
  <P>
                       Page 22
  <P>
  Westbury has continued to distribute the product under
  the trade name "Garry's Royal Satin."
  <P>
  In October 1995, Universal Filtration entered into an agreement with William Hayday for the purchase of the worldwide non-transferable rights to market the Fiona Button Trap Filter and the rights to make any future modification to the design. The term of the agreement was October 1, 1995 until September 30, 1999.  The
  agreement has expired.
  <P>
  On May 23, 1996, CT Industries entered into a supply agreement with MotionLube, licensee of patented technology relating to vehicular and machinery lubricants covered by Patent No. 5,385,683 whereas MotionLube will manufacture or cause to be manufactured the product covered above which will be sold under the name Formula 2000. The term of the agreement was for one year from the date of the agreement, which will automatically renew annually provided no violations by either party. The agreement was not renewed after the first year. Subsequently, the Company created a new formula, specifically Formula 2000 Ultimate, which Harvey-Westbury markets and sells.
  <P>
  Harvey Westbury does not have any contractual agreements
  or licensing arrangements with its suppliers for Garry's Royal Satin products. There are no patents held by third parties or by Harvey Westbury.
  <P>
  Harvey Westbury does not have any contractual agreements
  or licensing arrangements with its suppliers for these products. There are no patents held by third parties.
  The formulations for the products were developed by the manufacturer. Harvey Westbury owns the rights to the formulas for Garry's Royal Satin and Garry's Royal Satin Liquid. The supplier owns the rights to the formulas for the rest of the products under the Garry's line.
  Auxer does not have any contractual agreements or
  licensing arrangements with its suppliers for the Formula 2000 products. There are no patents held by third parties.  Auxer owns the rights to the formula for these
  products.
  <P>
  Hardyston Distributors does not have any contractual agreements or licensing arrangements with its suppliers for Garry's Royal Satin products. Hardyston Distributors purchases automotive parts for resale.
  <P>
                         Page 23
  <P>
  Item 2.  Management's Discussion and Analysis or Plan of
           Operation
  --------------------------------------------------------
  <P>
  The Company is an investment holding company that is comprised of four subsidiaries: the Harvey-Westbury Corporation, Hardyston Distributors, Inc., CT Industries, and Universal Filtration Industries. The Company is a
  manufacturer,   wholesaler, and distributor with a line
  of automotive, marine, and aviation aftermarket and hardware products. In July 1999, the Company's Board of Directors approved the formation of a new entity with a focus on Internet related acquisitions and development.
  <P>
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS
  <P>
  Management's Discussion and Analysis of Financial
  Condition and Results of Operations for the Years
  December 31, 1998 and 1999. The financial statements for the years ended December 31, 1998 and 1999 have been prepared on a going concern basis. The issuance of a going concern opinion by the auditors indicates that the auditors have substantial doubt about the company's ability to continue as a going concern. The Company incurred net losses of $4,828,817 for period from April
  18, 1995 to December 31, 1999. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing.
  If the Company is unable to obtain adequate financing necessary to support the Company's ability to continue its operations, advance its plan of operations, increase its sales, increase its inventory and working capital, the Company would be substantially limited. If the Company is unable to properly fund its plan of operations, the Company's continuation would be jeopardized.
  <P>
  Management's plan to overcome its financial difficulties consists of raising additional capital and increasing revenues from its subsidiaries. The plan of operations discloses the Company's plan to grow its subsidiaries sales. The Company requires additional funding in the next twelve months to invest in the marketing programs, inventory, equipment and working capital requirements.
  <P>
  The Company estimates its cash and capital commitments during the next twelve months to be as follows:

  Requirement  Commitment     12 Month Cash Requirement
  -----------------------     -------------------------
  Raw materials                    $2,500,000
  <P>
                      Page 24
  <P>
  Payroll                             600,000
  <P>
  Legal settlements                    50,000
  Debt payments                        50,000
  Leases                              125,000
  Insurance                            50,000
  Supplies                             25,000
  Marketing/Advertising               200,000
  Maintenance/Repairs                  10,000
  General & Administrative            300,000
                               ------------------------
  TOTAL:                           $3,910,000.00

  <P>
  The Company plans to increase its line of credit to assist in financing the raw material requirements. The
  Company will require a credit line up to $2.5 million.
  Additionally, the Company plan's to support its operations through increased revenues. Lastly, the Company plans to raise additional capital to assist the Company in meeting its commitments.
  <P>
  The Company will require additional financing to capitalize the plans outlined above. The Company plans to raise additional capital of $2,000,000 through a private placement and/or registered offering in the or 2nd or 3rd quarter of 2000. The proceeds of this planned offering will be used to fund the above expansion plans and operating expenses.
  <P>
  The Company expects additional funding may be required in the next twelve months to satisfy increased inventory requirements if Harvey Westbury and Hardyston sales increase. The Company currently has an offering for 7,000,000 shares in effect to raise an aggregate of $350,000 pursuant to the exemption under Rule 504 of Regulation D. In December 1999, the Company amended its offering to sell up to 10,000,000 shares. As of December
  31, 1999, the Company has sold 7,900,000 shares.  The
  Company expects to sell the remaining shares by the end of January to satisfy the short term capital requirements for the Company. Subsequently, the offering was closed effective January 20, 2000 and no additional shares were sold.
  <P>
  In Footnote 12 of the financial statements, during 1998, errors were discovered in which stock was issued and recorded at the incorrect price. Such issues have been corrected. The shares in question were issued by the Company. The shareholders who received these shares were Creative Capital, an investment company, in consideration
  <P>
                        Page 25
  <P>
  for reduction to loans payable and International
  Development Corp., a finance and public relations firm in consideration for professional services rendered. On
  September 4, 2996, Creative Capital received 250,000 shares in consideration for $102,000 and on July 22, 1997, International Development received 70,000 shares in consideration of $17,500. The Company has implemented a new procedure which requires the Company to maintain a stock ledger which is updated with every stock issuance.
  After each issuance the Company's stock ledger is reconciled with the transfer agents records. The ledgers are reviewed by the Company's Board of Directors on a monthly basis. These errors were corrected by restating note payable, accumulated deficit, common stock and capital in excess of par. The effect of these errors was to overstate 1996 net losses by $2,402, understate 1997 net losses by $17,500 and overstate notes payable by $102,000 for a net increase in stockholders' equity of $102,000.
  <P>
  In addition, the Company in error accrued as salary for the President for the years ended December 31, 1995, 1996 and 1997 at $100,000 per year for a total of $300,000.
  On July 6, 1999, the parties agreed that the accrued compensation would not be paid. There was no accrual made for year ended December 31, 1998. As a result, the financial statements were restated to reflect the effect of not accruing officer salary at $100,000 per year for 1995, 1996, and 1997 resulting in a net increase in stockholders equity of $300,000.
  <P>
  In conjunction with the Company filing Form 10SB for Registration of Securities of small business issuers, the effect of a one time change in accounting principles is accounted for by retroactively restating financial statements for the years ended December 31, 1998 and 1997.
  <P>
  As a result, certain costs that were capitalized and amortized were restated and charged to operations as incurred. The financial statements were restated to reflect the effect of expensing these costs in the periods incurred, increasing net loss by $540,967, and decreasing net loss by $136,603 for the years ended
  December 31, 1997 and 1998, respectively. The net change in stockholders' equity as a result of the restatement was a increase of $136,603 and a decrease of $540,967 at December 31, 1998 and December 31, 1997 respectively.
  <P>
  Also in conjunction with the Company filing a Form 10SB for Registration of Security of small business issuers, the effects of a change in the value of services paid for through the issuance of the Company's common stock and the recognition as a loss of the Company's investment in
  <P>
                         Page 26
  <P>
  Auxer UK were accounted for by retroactively restating the financial statements for the years ended December 31, 1998 and 1997.
  <P>
  As a result, the value of services received were changed to reflect the fair value of the Company's common share issued, increasing net losses by $336,135 and $515,791 or the years ended December 31, 1998 and 1997. The company also increased net losses by recognizing a loss on the investment Auxer UK of $353,000 for the year ended
  December 31, 1998. The net change in stockholders' equity as a result of these changes was $353,000 for the year ended December 31, 1998.
  <P>
  The net effect of the above changes covered by the restatement on stockholders' equity was a decrease of $216,397 and $158,967 at December 31, 1998 and 1997
  respectively. The effect of the restatement on the related per share data was to increase the loss by $.02 and $.08 per common share and per common share assuming dilution for the year ended December 31, 1998 and 1997.
  <P>
  In 1996, 400,000 shares of common stock were issued, but held for delivery contingent upon performance objectives of Universal Filtration Industries being achieved. These shares were rescinded when these objectives were not achieved.
  <P>
  From April 18, 1995 to December 31, 1997, the Company was in a development stage since it has generated moderate recovery from the sales of its various product lines. The company was primarily a development stage company due to the fact that the company's focus was developing engine treatment technology and redeveloping and establishing new raw material vendors for most of the products under the Garry's Royal Satin and Easy Test lines under Harvey
  Westbury. While revenues were generated, generating sales was not the primary focus of the company during this period, but rather product development.
  <P>
  The Company currently has two subsidiaries selling automotive products. Hardyston Distributors distributes a variety of automotive hard parts (which represents 100%
  of its sales), currently representing approximately 45% of the Company's revenue during the year ending December
  31, 1999. The Harvey Westbury product lines, which include the products under the names Easy Test and Garry's Royal Satin, represent the Company's other revenue (approximately 54%). During the year ending
  December 31, 1999, Harvey Westbury's sales by product breaks down as follows: Easy Test Mobile A/C Accessories
    28%; Easy Test Anti-freeze & Battery Testers - 25%;
  Garry's Royal Satin Automotive - 13%; Garry's Royal Satin
  Marine - 10%; Easy Test Drain Plug Series - 10%; Easy
  <P>
                         Page 27
  <P>
  Test Fleet Drain Plug Series - 3%; Carbon Monoxide
  Testers - 3%; Easy Test Hatchback Lights - 1%; and
  Formula 2000 Ultimate - less than 1%; Garry's It Silicone and T-Bolt Rust Penetrant - less than 1%; Miscellaneous
  Products - 9%.
  <P>
  Results of operations for periods ended December 31, 1998
  and 1999

                            Year ended     Year ended      +/- %
                           Dec. 31, 1998  Dec. 31, 1999
                           -------------  -------------    ------
  <P>
  Net Sales                    $287,456     871,259        +203%
  Gross Profit                   49,504     249,049        +  8%
  Selling, General &
   Administrative Expenses    1,053,887   1,302,418        + 24%
  Research & Development Costs    1,106           0        -100%
  Depreciation Costs             12,928      11,626        - 10%
  Amortization Costs                  0           0           0%
  Interest                       20,790      31,964        - 49%
  Net Income (Loss)          (1,392,207)   (975,127)
  Inventory                     164,302     290,725        + 77%

  <P>
  Net Sales
  <P>
  The company had sales of sales of $871,259 in 1999 compared to sales of $287,456 in 1998 representing a increase of $583,803 or 203%. The increase in sales in 1999 was due to an increase in revenue generated from Harvey Westbury and sales from Hardyston Distributors, the Company's two primary operating subsidiaries. Harvey
  Westbury's sales increased from $283,528 to $474,344.
  Additionally, sales from Hardyston were $393,225.
  <P>
  Gross Profit Margins
  <P>
  The company had gross profits of $249,049 and a gross margin of 29% in 1999 compared to gross profits of $49,504 and a gross margin of 21% in 1998 representing a increase in the gross margin of 8%. The increase in gross profit was a result of the companies ability to buy raw materials in large volume to obtain volume discounts.
  <P>
  Selling, General & Administrative Expenses
  <P>
  The company had general and administrative expenses of $1,302,418 in 1999 compared to $1,053,887 in 1998 representing an increase of $248,531 or 24%. The increase
  <P>
                          Page 28
  <P>
  in these expenses was a result of increased spending in marketing and sales of Harvey Westbury's products.
  <P>
  Research & Development Costs
  <P>
  The company had research and development costs of $0 in 1999 compared to $1,106 in 1998 representing a decrease of $1,106 or 100%. The decrease in these costs was a result of the completion of developing the Easy Test and Garry's Royal Satin product lines under
  Harvey Westbury. The company's primary focus in 1999 was marketing and selling these products.
  <P>
  Depreciation
  <P>
  The company had depreciation expenses of $11,626 in 1999 compared to $12,928 in 1998 representing an decrease of $1,302 or 10%. The decrease in these expenses was a result of an decrease in the equipment depreciation.
  <P>
  Amortization Costs
  <P>
  The company had amortization expenses of $0 in 1999 compared to $0 in 1998 representing no change. There were no costs that were capitalized or amortized. All costs were expenses in the period they incurred.
  <P>
  Interest
  <P>
  The company had interest expenses of $10,618 in 1999 compared to $20,790 in 1998 representing a decrease of $10,172 or 49%. The decrease in these expenses was a result of a lower average principal outstanding on Harvey
  Westbury's credit facility in 1998.
  <P>
  Net Income (Loss)
  <P>
  The company had net losses of $975,127 or a loss of $0.02 per share in 1999 compared to losses of $1,392,207 or a loss of $0.04 per share in 1998 representing a decrease in losses of $417,080 or $0.02 per share. The decrease in losses was a result of increase in sales, as well as, an increase in gross profits in 1999.
  <P>
  Inventory
  <P>
  The company had inventory of $296,725 on December 31, 1999 compared to inventory of $164,302 on December 31, 1998 representing an increase of $126,423 or 77%. The increase in inventory was a result of the company's inability to fund Harvey Westbury's inventory requirements during 1999.
  <P>
                       Page 29
  <P>
  Plan of Operation
  <P>
  The Company's plan of operation for the next twelve months is to continue to develop sales of Harvey Westbury and Hardyston Distributors. The Company plans for Harvey
  Westbury to generate enough sales in fiscal year 2000 to begin supporting itself. The company plans for Hardyston
  Distributors to add an additional location, satellite warehouse in the 2nd quarter, 2000.
  The company also plans to startup or to invest in an Internet technology business or business that plans to enter into Internet-related activity within the next twelve months.
  <P>
  Over the next twelve months, the Company's plans will require funding to increase Harvey Westbury's and Hardyston's inventory and vehicles, support Harvey
  Westbury's marketing and advertising program for Garry's
  Royal Satin waxes and polishes, and support research and development cost. The company can satisfy it cash requirements for three to six months without additional financing.
  <P>
  The Company has an on-going research and development program with a focus on adding additional products to the Easy Test and Garry's Royal Satin product lines within
  Harvey Westbury. These programs are planned to continue over the next twelve months. The company does not plan to purchase or sell any significant assets during the term, however the company may lease additional facility requirements as needed for Hardyston Distributor's satellite location and additional office space which may be required for the Company's Internet-related entity and activities.
  <P>
  The Company plans to add additional employees over the next twelve months in Harvey Westbury's production and sales personnel if the company's sales continue to increase. Additionally, the company plans to add drivers and sales personnel in Hardyston Distributors if the company's sales continue to grow. If the company's
  Internet entity and/or business develop over the next twelve months, the company plans to add personnel to the Internet Entity. The company may also add administrative and executive personnel under The Auxer Group.
  <P>
  Trends, Events, or Uncertainties with Material Impacts
  <P>
  During 1997, the Company formed Auxer UK Ltd., a wholly owned foreign corporation based in the United Kingdom.
  This company invested in software technologies in the United Kingdom. The Company invested $218,000 and
  $135,000 in 1997 and 1998 respectively. In June 1998, the Company divested itself of its software business for the amount of the investment, $353,000, which was received in the form of a promissory note to be repaid
  <P>
                       Page 30
  <P>
  upon certain criteria being met. As of September 30, 1999, the Company determined the collectability of the note is doubtful and has written it off.
  <P>
  The decrease in Harvey Westbury's sales in 1998 is partly attributable to financing difficulty experienced in 1998.
  The Company was relying on funding planned for the 1st quarter of 1998 which failed to materialize. The planned funding to increase marketing and sales efforts as well as complete development projects for Garry's Royal Satin and Easy Test was redirected to continue operations of the software investment while arranging to divest of the investment. As a result, the Company believes Harvey
  Westbury sales were impacted.
  <P>
  The Company's subsidiary, Harvey Westbury has attempted to sell automotive wax under the name, King's Ransom.
  Sales as a result of this product are nominal and the company has decided to sell the remaining inventory, less than $10,000 and discontinue selling the product. Harvey
  Westbury has developed a substitute product to replace
  King's Ransom which is planned to be sold under the name of Garry's Royal Satin Supreme.
  <P>
  The automotive industry consolidation over the past several years has created a more competitive marketplace for automotive parts and accessories. The direct impact of this event has led to the success of major automotive retail chains. The impact to the company appears to have only changed name of the clients. The volumes of product purchased appears to have remained constant.
  <P>
  The Company's subsidiary, Harvey Westbury agreed to package its Easy Test products for Warren Distribution under the trademark Polar for distribution throughout
  Warren Distribution's network of warehouse distributors and retail outlets. This arrangement began in August
  1998. Revenues generated from sales to Warren were less than two percent (2%) of the company's total revenue in 1998. The company plans for the revenue generated from the sales to Warren to increase as Warren has added the 701 series and 901 series of anti-freeze and battery testers to the Polar line in 1999. The Company believes this relationship will continue over the next twelve months and that additional products may be added which may generate additional revenue. If the current relationship is discontinued in the next twelve months, the company does not believe this event would have a material impact on the company.
  <P>
  The Company's subsidiary, Harvey Westbury entered a licensing agreement with Carquest to use the trademark
  <P>
                        Page 31
  <P>
  Carquest on its Easy Test products to be distributed throughout Carquest's network of warehouse distributors and retail outlets in October 1998. Revenue generated from sales to Carquest network represented less than five percent (5%) of the company's total revenue in 1998. The
  Company plans for the revenue generated from sales to Carquest's network to increase as the Harvey Westbury's products are being represented in Carquest's catalog in 1999. The company believes the relationship with Carquest will continue over the next twelve months and the increased exposure in the Carquest catalog may generate additional sales. If the current licensing relationship is discontinued in the next twelve months, the company does not believe this event would have a material impact on the company.
  <P>
  In January 1999, the Company entered into an investor relations agreement with PMR & Associates. Under the terms of the agreement, PMR & Associates was to be paid a fee of $3,500 for these services. The agreement was renewed in April 1999 with fees to be paid of $6,000 for these services for three months which expired in June
  1999. In July 1999, the Company entered into a management consulting agreement with PMR & Associates for services related in assisting in the development of the web site and Internet related development as well as acquisition development. PMR & Associates was granted options to purchase shares above market value at the time of the agreement. The shares were not exercised and have expired.
  <P>
  On April 22, 1999, the Company issued 836,700 shares of common stock at $.1075 per share plus $15,000 for the purchase of assets of Ernest DeSaye, Jr. The company employed Mr. DeSaye and formed a newly incorporated subsidiary, Hardyston Distributors, Inc. The company has started a new company and plans for the subsidiary's revenue to increase. The Company believes Hardyston
  Distributors will need additional inventory, personnel and vehicles to increase its sales.
  <P>
  The Company invested $10,000 towards advertising in the Puerto Rico markets in May 1999. The advertising effort was developed with the Veritas Group and was focused on assisting current distributors in Puerto Rico sell
  Garry's Royal Satin waxes and polish. The company believes advertising and marketing support is necessary to continue to sell Garry's Royal Satin waxes and polishes. The Company plans to continue to advertise and market its products in Puerto Rico over the next twelve months and the budget for advertising is undetermined and is relative to the ability to raise funds discussed in the Plan of Operations subsection. The Company has not been able to completely evaluate the results of the advertising in 1999, but believes continued advertising
  <P>
                         Page 32
  <P>
  in Puerto Rico over the next twelve months is necessary in order to increase revenues from sales in Puerto Rico.
  <P>
  The Company introduced web sites for Harvey Westbury and Formula 2000 in April 1999, which enables visitors to the site to purchase the Company's products. The Company has not advertised the website in 1999 and revenue generated from the sales from the website represent less than one percent (1%) of the Company for the year ended December
  31, 1999. The Company plans to advertise and market its web sites in the next twelve months and is relative to the ability to raise funds discussed in the Plan of Operations subsection. The Company believes advertising over the next twelve months is necessary in order to increase revenues from sales from the web sites.
  <P>
  In July 1999, the Company approved the formation of a new entity with a focus on Internet related acquisition and development. In August 1999, the Company signed a letter of intent to purchase a domain name. The letter of intent consists of the Company entering into negotiations with the intention of purchasing an internet domain name, TheLoadingDock.com. At this time, a price for the rights to the name has not been agreed upon. The purchase has not closed and no time has been established to close.
  The Company expects to conclude negotiations in the next twelve months. At this time, the Company doesn't know what impact it will have on its financial audit or the result of the operation. The Company plans to invest funds toward the development of web sites and/or Internet related businesses over the next twelve months. The
  Company plans to advertise these potential web sites and businesses over the next twelve months. The company believes advertising over the next twelve months is necessary in order to develop revenues from the sales from these potential businesses.
  <P>
  Internal and External Sources of Liquidity
  <P>
  The company's subsidiary, Harvey Westbury has a credit facility agreement with Finova Capital (formerly United
  Credit Corp.) The credit facility currently permits borrowings of up to $150,000 against a fixed percentage of 75% of eligible accounts receivable. The interest rate on the line of credit is basic interest on the daily unpaid cash balances outstanding during each month at a rate equal to the prime rate plus 8% per annum. The rate shall not be less than 16 3/4% per annum nor more than maximum permitted by applicable law. The credit facility agreement requires a commitment fee of $1,750 per annum.
  <P>
                          Page 33
  <P>
  For year ending December 31, 1998, the Company paid for operations by raising $1,054,400 through common stock issuance and debt borrowings after payments to short term debts. The Company borrowed $60,000 from the Augustine fund in convertible notes at 8% dated November 21, 1998 payable on demand plus interest payable semi-annually on March 1, and August 1 with shares of the Company's common stock. The notes were converted at 70% of the 5 day average bid price prior to conversion. The Company had notes payable of $190,000 on December 31, 1998. The
  Company borrowed and made payments of $28,759 under a security agreement with United Credit Corporation to borrow money secured by the receivable evidenced by invoices of Harvey Westbury Corp. The Company has provided guarantees of the repayment of loans. United agreed to lend an amount equal to 75% of the net value of all Harvey Westbury accounts. The Company raised capital of $51,159,960 through the sale and issuance of common stock to provide for services rendered, consulting requirements and operating and investment activities.
  <P>
  For the year ended December 31, 1999, paid for operations by raising $1,261,714 through common stock issuance and debt borrowing after payment to short term debts. On February 2, 1999 and February 16, 1999, the
  Company issued common stock of $39,020 to MYD
  Distributors for a legal settlement. The Company had notes payable of $82,523 on December 31, 1999. The
  Company borrowed and made payments of $5,575 under a security agreement with Finova Growth Finance (Finova
  Growth Finance acquired United Credit's accounts) to borrow money secured by the receivable evidenced by invoices of Harvey Westbury Corp. The Company has provided guarantees of the repayment of loans. Finova agreed to lend an amount equal to 75% of the net value of all Harvey Westbury accounts. On June 1, 1999, the
  Company's subsidiary Hardyston Distributors entered into a vehicle loan agreement for $5,000 with Hudson United
  Bank. The period of the loan is for 24 months at rate of 13.5% per annum. On January 2, 1999, the Company issued preferred stock of $412,500. The Company raised capital of $894,464 through the sale and issuance of common stock to provide for services rendered, consulting requirements and operating and investment activities.
  <P>
  The table below outlines the debt outstanding as of December 31, 1999:

  Amount of Debt     Interest Rate     Maturity     Convertible into
                                                    common Shares
  -------------------------------------------------------------------
  $107,887              None            Various          No
  -------------------------------------------------------------------
  <P>
                               Page 34
  <P>
  $31,368               8% -            30 days          No
                        Floating
  -------------------------------------------------------------------
  $80,000               8%              Demand           No
  -------------------------------------------------------------------
  $3,698             13.5%              24 months        No
  -------------------------------------------------------------------
  $77,390               None            Demand           Yes

  <P>
  Presently, we do not have any unused sources of liquidity
  available to us.  In addition, it has been difficult to
  raise cash through capital transactions based on our
  delisting of our stock from the OTC Electronic Bulletin
  Board to the National Quotations Bureau Pink Sheets.
  <P>
  Year 2000 Compliance
  <P>
  The Company's state of readiness is in the process of
  completion.  The Company's Information Technology (IT)
  system's are based on a multi-unit network of personal
  computers.  The IT systems are using Microsoft Windows 95
  and Windows 98 operating systems under a peer-to-peer
  network.  The IT systems have been upgraded with
  Microsoft's Year 2000 Resource CD. The Company receives
  the latest version from Microsoft as it becomes
  available.  All supporting business software has been
  upgraded for Year 2000 compliant issues to the extent
  that the third party software is known.  The Company has
  performed simulated tests and have not experienced any
  material impacts.  The Company will continue to maintain
  the IT systems with the most up to date versions of Year
  2000 compliant software. The Company's web sites and
  credit card processing requirements are maintained on
  server systems of third parties and have all been tested
  for Year 2000 compliance.  The Company does not consider
  Y2K issues to be of high risk or expensive to fix. The
  Company believes only minor fixes may be required.  As a
  contingency plan, the Company has implemented an
  aggressive backup program where all data will be
  maintained on backup storage independent of the Company's
  IT systems.  In the case of IT system failure (worst
  case), the Company estimates $5000 in IT system upgrades
  or replacements with new IT systems may be required. The
  Company has budgeted these funds for this situation and
  intends to reserve these funds through 2nd quarter 2000.
  <P>
                        Page 35
  <P>
  Item 3.  Description of Property
  --------------------------------
  <P>
  The Company leases all properties it currently conducts
  business on.  The Auxer Group, Inc and its subsidiaries
  maintain headquarters and administrative offices at 30
  Galesi Drive, Wayne, New Jersey, 07470. Additionally,
  Harvey Westbury houses it's main sales offices at the
  same location. The property is an office complex area off
  of a major local highway (State Highway 46). The lease
  was entered into on November 1, 1996.  An $1,800 security
  deposit was paid and rental payments to be paid are as
  follows: for December 1, 1997 to November 30, 1998,
  annual rent of $21,948 (monthly payments of $1,829); for
  December 1, 1998 to November 30, 1999, annual rent of
  $23,777 (monthly payments of $1,981).  In consideration
  for the Company taking the space in an "as is" condition,
  the landlord abated the monthly base rent for a period of
  4 months and payments of rent began on April 1, 1997. The
  Company has the right to terminate this lease after the
  first year upon 90 days notice.  After November 30, 1999,
  the Company is continuing to lease the property on a
  month to month basis through February 29,2000 at the same
  rate as the last period.
  Subsequently, on February 1, 2000, The Auxer Group, Inc.
  and its subsidiaries moved its headquarters and
  administrative offices to 12 Andrews Drive, West
  Paterson, NJ.  Additionally, the Company moved the
  Farmingdale, NY operations to this location.  The
  property is a warehouse and offices flex space.  The
  Company entered into a five-year lease agreement with a
  non-affiliated party beginning on February 1, 2000 and
  expiring January 31, 2005.  A Security deposit of $15,583
  was required.  Rental payments for February 1, 2000 to
  January 31, 2001 are $85,000 annually (monthly payments
  of $7,083.34).  Rental payments for February 2001, to
  January 31, 2002 are $89,250 (monthly payments of
  $7,437.50).  Rental payments for February 1, 2002 to
  January 31, 2003 are $93,500 annually (monthly payments
  of $7,791.67).  Rental payments for February 2003 to
  January 31, 2004 are $97,750 annually (monthly payment of
  $8,145.84).  Rental payments for February 1,2004 to
  January 31, 2005 are $102,000 annually (monthly payments
  of $8,500).  In addition to the minimum monthly rental
  payments, the company must pay real estate taxes,
  insurance and utilities of approximately $1,700 per
  month.
  <P>
  The Harvey Westbury Corp. maintains light manufacturing
  and warehousing facilities at 18 Heisser Court,
  Farmingdale, New York 10015. The property is a warehouse
  and light manufacturing complex off of a major local
  highway (State Highway 109). The lease was entered into
  April 1, 1995 and initially expired on April 30, 1998.
  On February 23, 1998, the lease was extended to expire on
  April 30, 1999.  A $5,770 security deposit was required.
  <P>
                          Page 36
  <P>
  Rental payments for May 1, 1997 to April 30, 1998, were
  $33,744 annual (monthly payments of $2,812).  Rental
  payments for May 1, 1998 to April 30, 1999 were $35,604
  annual (monthly payments of $2,967).  On March 29th,
  1999, the lease was extended for the period from May 1,
  1999 to April 30, 2000.  Rental payments for the period
  are $36,024 annual (monthly payments of $3,002).
  Subsequently, the Company moved the operations to 12
  Andrews Drive, West Paterson, NJ on February 15, 2000.
  <P>
  Hardyston Distributors, Inc. maintains a distribution
  center and warehouse facility at 22-B Lasinski Road,
  Franklin, New Jersey, 07416. The property is a warehouse
  complex in Franklin New Jersey. The lease was entered
  into on December 26, 1997 which commenced on March 1,
  1998 and expires on February 28, 1999 with an option to
  renew for an additional twelve months from March 1, 1999
  to February 28, 2000.  The option to renew was invoked.
  Rental payments for March 1, 1998 to February 28, 1999
  were $8,400 annually (monthly payments of $700).  Rental
  payments for March 1, 1999 to February 28, 2000 are
  $8,700 (monthly payments of $725). Subsequently, the
  Company renewed its lease at this location for an
  additional 2 year term.  Rental payments for March 1,
  2000 to February 28, 2001 are $9,000 annually (monthly
  payments of $750).  Rental payments for March 1, 2001 to
  February 28, 2002 are $9,300 annually (monthly payments
  of $775).
  <P>
                       Page 37
  <P>
  Item 4.  Security Ownership of Certain Beneficial Owners
           and Management
  --------------------------------------------------------
  <P>
  The following table sets forth certain information regarding the Company's common and preferred stock beneficially owned on December 31, 1999, for (i) each shareholder known by the Company to be the beneficial owner of 5% or more of the Company's outstanding common and preferred stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which the person has the right to acquire beneficial ownership within 60 days.
  At December 31, 1999, there were 56,736,797 (84,236,797
  on a fully diluted basis if preferred shares were converted) shares of common stock outstanding and 2,750,000 shares of preferred stock outstanding.
  <P>
  Class of Security- Common Stock
  <P>

  Name and Address of Beneficial Owner:     No. of Shares    Percent of Class:
                                            Beneficially
                                            Owned
  ----------------------------------------------------------------------------
  Eugene Chiaramonte, Jr. (1)               2,173,886              308%
                                          (17,173,886)           (20.4%)
  12 White Birch Court,
  Branchville, NJ 07826
  Ronald Shaver (2)                           600,000              1.1%
  <P>
  18 Caraway Court,                       (13,100,000)           (15.6%)
  Princeton, NJ 08540
  Ernest DeSaye, Jr. (3)                      836,700              1.5%
  112 Clove Road, Sussex, NJ 07461                                (1.0%)
  <P>
  All Executive Officers and Directors
   as a Group (3 persons)                   3,610,586              6.4%
                                          (31,110,586)           (36.7%)

  <P>
                              Page 38
  <P>
  Class of Security- Preferred Stock

  Name and Address of Beneficial Owner:     No. of Shares    Percent of Class:
                                            Beneficially
                                            Owned
  ----------------------------------------------------------------------------
  Eugene Chiaramonte, Jr. (1)                1,500,000                54.5%
  <P>
                                             Converts to
  12 White Birch Court,                      15,000,000 of
  Branchville, NJ 07826                      Common Stock
  <P>
  Ronald Shaver (2)                          1,250,000                45.5%
  <P>
  18 Caraway Court,                          Converts to
  Princeton, NJ 08540                        12,500,000 of
                                             Common Stock
  <P>
  All Executive Officers and Directors
   as a Group (3 persons)                    2,750,000                100%

  <P>
  (1)     Shares held of record in common stock total
  2,173,886 or 3.8% of the total outstanding shares of
  common stock and preferred stock total 1,500,000.  Each
  share of preferred stock is convertible into 10 shares of
  common stock.  On a fully diluted basis if all preferred
  shares were converted to common shares, shares held of
  common stock would total 17,173,886 or 20.4% of the total
  outstanding shares of common stock.
  <P>
  (2)     Shares held of record in common stock total
  600,000 or 1.1% of the total outstanding shares of common
  stock and preferred stock total 1,250,000.  Each share of
  preferred stock is convertible into 10 shares of common
  stock.  On a fully diluted basis if all preferred shares
  were converted to common shares, shares held of common
  stock would total 13,100,000 or 15.6% of the total
  outstanding shares of common stock.
  <P>
  (3)     Shares held of record in common stock total
  836,700 or 1.5% of the total outstanding shares of common
  stock. On a fully diluted basis if all preferred shares
  were converted to common shares, shares held of common
  stock would total 836,700 or 1.0% of the total
  outstanding shares of common stock.
  <P>
                        Page 39
  <P>
  Item 5.  Directors, Executive Officers, Promoters and
           Control Persons
  -----------------------------------------------------
  <P>
  The following table sets forth the names, ages, and positions with the Company of the executive officers and directors of the Company. Directors serve until the next annual meeting of the Company's shareholders or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board.
  (2)
  NAME                        AGE    POSITION
  Eugene Chiaramonte, Jr.     55     Director, President and Chief Executive Officer
  Ronald Shaver               32     Consultant, Operations and Finance
  Ernest DeSaye, Jr.          35     Manager, Hardyston Distributors

  <P>
  Eugene Chiaramonte Jr. has served as Director, President
  and Chief Executive Officer of the Company since April
  1995. Mr. Chiaramonte was a founder and has served as Director, President and Chief Executive Officer of the Company's subsidiary, CT Industries since June 1994. Additionally, he has served as Director and Secretary of the Harvey Westbury Corp. since October 1996 and a co-founder, Director and Secretary of Hardyston Distributors since April 1999.
  <P>
  Ronald Shaver has served as a consultant to the Company
  since February 1996. He has served as Director and is
  acting in the capacity of President of the Harvey
  Westbury Corp since October 1996. Additionally, he is a co-founder and has served as a Director and is acting in the capacity of President and Chief Executive Officer of Hardyston Distributors since April 1999. From 1995 to
  1996, Mr. Shaver was a management consultant with George
  S. May International. From 1993 to 1995, he was a Vice President of Atlantic Venture Group, an investment banking firm. From 1989 to 1993, Mr. Shaver served with
  the Corps of Engineers, U.S. Army with tours at Ft.
  Leonard Wood, Mo, Republic of South Korea, and United
  States Military Academy, West Point.  Mr. Shaver is
  currently a Captain in the United States Army Reserve.
  He received his MBA from CW Post-Long Island and BS in Engineering from the University of Kansas and is a graduate of the National Engineer Center.
  <P>
  Ernest DeSaye has served as the senior manager for the operations of Hardyston Distributors since April 1999.
  From 1991 to April 1999, Mr. DeSaye had operated as a
  sole proprietor distributing automotive parts and
  accessories to the local automotive community.  From 1981
  to 1991, he was a Chief Mechanic and co-owner at Vernon Transmission and Auto Repair.
  <P>
                        Page 40
  <P>
  Item 6.  Executive Compensation
  -------------------------------
  <P>
  The following table shows, for the three-year period ended December 31, 1999.
                    SUMMARY COMPENSATION TABLE

  Name &                                                    Other          All
  Principal Position             Year    Salary     Bonus   Annual         Other
                                                            Compensation   Compensation
  ------------------             -----   -------    ------  -------------  ------------
  Eugene Chiaramonte, Jr. (1)(4)  1999   $60,000     $0           $0       $208,500
  Chief Executive Officer         1998   $     0     $0           $0
                                  1997   $     0     $0           $0
  Ronald Shaver (2)               1999   $70,000     $0           $0       $173,750
  Operations & Finance            1998   $     0     $0           $40,000
                                  1997   $     0     $0           $83,625
  Ernest DeSaye Jr. (3)           1999   $45,000     $0           $0
  Hardyston Operations            1998   $     0     $0           $0
                                  1997   $     0     $0           $0

  <P>
  (1)   In January 1999, Mr. Chiaramonte was issued
  1,500,000 shares of the Company's Preferred Stock valued at $225,000 of which $15,000 was issued to repay a loan and $208,000 was issued as deferred compensation. Mr.
  Chiaramonte was paid no compensation during the years of 1997 and 1998. Beginning in April 1999, the Company paid Mr. Chiaramonte a salary at the rate of $60,000 per annum.
  <P>
  (2)   In January 1999, Mr. Chiaramonte was issued
  1,250,000 shares of the Company's Preferred Stock valued at $187,500 of which $12,500 was reimbursement of expenses and $173,750 was issued as deferred compensation. In 1998 and 1999 compensation includes consulting fees related to Harvey Westbury. In 1997 compensation includes consulting fees related to Auxer
  Industries of $10,225, related to Harvey Westbury of $72,400, and related to Universal Filtration Industries of $1,000.
  <P>
  (3) Mr. DeSaye was not an officer of the Company until April 1999. Mr. DeSaye is being paid a salary of $45,000 per annum in 1999.
  <P>
  (4)   The Company in error accrued as salary for Mr.
  Chiaramonte for the years ended December 31, 1995, 1996, and 1997 at $100,000 per year for the total of $300,000.
  On July 6, 1999, the parties agreed that the accrued compensation would not be paid. In addition and in conjunction with the Company filing this registration document, the Company retroactively restated the financial statements for the years ended December 31, 1998 and 1997 to reflect a one time change in accounting principals.
  <P>
                        Page 41
  <P>
  The following table sets forth information with respect to the grant of options to purchase shares of common stock during the fiscal year ended December 31, 1999, to each person named in the Summary Compensation Table.
  <P>
               OPTION GRANTS IN THE LAST FISCAL YEAR
  <P>
                   NUMBER OF %       OF TOTAL
                   SECURITIES        OPTIONS
                   UNDERLYING        GRANTED TO       EXERCISE OR       EXPIRATION
                   OPTIONS           EMPLOYEES        BASE PRICE        DATE
  NAME             GRANTED (#)       IN FISCAL YEAR   ($/SH)
  -----           --------------     ------------     -------------     ----------
  Eugene Chiaramonte, Jr.     0           0                0
  Ronald Shaver               0           0                0
  Ernest DeSaye, Jr.          0           0                0

  <P>
  The Company's stockholders approved the adoption of a Nonstatutory Option plan at the August 19, 1997 shareholder's meeting whereby the Company reserved
  2,000,000 shares of the Company's common stock which would be granted to employees, officers, directors, and consultants to the Company. The option plan was to be administered by the Board of Directors and would not qualify as "incentive stock options" under Section 422 of the Internal Revenue Code.
  <P>
  The Plan shall be administered by the board of directors of the Company or by an option committee to be established by the board of directors of the Company.
  Participants in the Plan shall be employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company as may be selected from time to time by the Board in its discretion.
  <P>
  No options shall be granted under the Plan after March
  31, 2001, but Options theretofore granted may extend beyond that date. The number of Shares which may be issued under the Plan shall not exceed 2,000,000 in the aggregate. To the extent that any Option granted under the Plan shall expire or terminate unexercised or for any reason become unexercisable as to any Shares subject thereto, such Shares shall thereafter be available for further grants under the Plan.
  <P>
                      Page 42
  <P>
  All options granted under the Plan shall be subject to the following terms and conditions:
  <P>
  (a) The exercise price under each option shall be determined by the Board and may be more, equal to or less than the then current market price of the Shares as the Board may deem to be appropriate;
  <P>
  (b) Period of an Option shall not exceed five years from the date of grant;
  <P>
  (c) Each Option shall be made exercisable at such time or times, whether or not in installments, as the Board shall prescribe at the time the Option is granted and the person electing to exercise an Option shall give written notice to the Company of his/her election and of the number of shares he/she has elected to purchase and shall at the time of such exercise tender the purchase price of the shares he/she has elected to purchase.
  <P>
  (d) Upon exercise of any Option granted hereunder, payment in full shall be made at the time of such exercise for all such shares then being purchased.
  <P>
  (e) No options may be transferred by the Participant otherwise than by will or by the laws of descent and distribution, and during the participant's lifetime the Option may be exercised only by the Participant.
  <P>
  (f) If the Participant is an employee and his/her employment terminates for any reason other than his/her death, the Participant may, unless discharged for cause, thereafter exercise his/her Option.
  <P>
  (g)     If prior to the expiration date of a participant
  Option, an Optionee shall retire or resign with the Company's consent, such Option may be exercised in the same manner as if the Optionee had continued in the Company's employ.
  <P>
  (h) If a participant dies at a time when he/she is entitled to exercise an Option, then at any time or times within one (1) year after his/her death (or such further period as the Board may allow) such Option may be exercised, as to all for any of the shares which the Participant was entitled to purchase prior to his/her death.
  <P>
  In the event of a stock dividend, stock split or recapitalization or merger in which the Company is the surviving corporation, or other similar capital change,
  <P>
                        Page 43
  <P>
  the number and kind of shares of stock or securities of the Company to be subject to the Plan and to Options then outstanding or to be granted thereunder, the maximum number of Shares or securities which may be issued or sold under the Plan, the exercise price and other relevant provisions shall be appropriately adjusted by the Board of the Company, the determination of which shall be binding on all persons.
  <P>
  The Board may at any time discontinue granting Options under the Plan. The Board of the Company may at any time or times amend the Plan or amend any outstanding Option or Options for the purpose of satisfying the requirements of any changes in applicable laws or regulations or for any other purpose which may at the time be permitted by law provided, however, that, except to the extent required or permitted.
  <P>
  As of December 31, 1999, no options had been granted pursuant to the Plan and no options had been exercised.
  <P>
  The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1999, to each person named in the Summary Compensation Table and the unexercised options held as of the end of 1999 fiscal year.
  <P>
  AGGREGATED OPTION/EXERCISES IN LAST FISCAL YEAR AND 1999
  FISCAL YEAR END OPTION/VALUES
  <P>

                                                  NUMBER OF          VALUE OF
                                                  SECURITIES         UNEXERCISED IN
                          SHARES     VALUE        UNDERLYING         THE MONEY
                          ACQUIRED   REALIZED     UNEXERCISED        OPTIONS AT
                          ON         ($)          OPTIONS AT         1999 FISCAL
                          EXERCISED               1999 FISCAL        YEAR END (#)
                           (#)                    YEAR END (#)       EXERCISABLE/UN
  NAME                                            EXERCISABLE/UN
                                                  EXERCISABLE
  -----                   --------  ---------     --------------     --------------
  Eugene Chiaramonte, Jr.        0         0          NONE
  <P>
                                     Page 49
  <P>
  Ronald Shaver                  0         0          NONE
  Ernest DeSaye Jr.              0         0          NONE

  <P>
                              Page 44
  <P>
  LONG-TERM INCENTIVE PLANS-AWARDS IN LAST FISCAL YEAR

                          NUMBER OF      PERFORMANCE OR    ESTIMATED FUTURE
                          SHARES,        OTHER PERIOD      PAYOUTS UNDER NON-
                          UNITS PER      UNTIL             STOCK PRICE-BASED
                          OTHER RIGHTS   MATURATION        PLANS
                                         PAYOUT
  NAME                                                     THRESHOLD   TARGET
  -----                   ------------   --------------    -------     -------
  Eugene Chiarmonte, Jr.            0            0            0           0
  Ronald Shaver                     0            0            0           0
  Ernest DeSaye Jr.                 0            0            0           0

  <P>
  EXECUTIVE EMPLOYMENT AGREEMENTS:
  <P>
  Effective April 22, 1999, the Company entered into an Employment Agreement with Ernest DeSaye Jr., whereby Mr. DeSaye was employed as manager of the Company's subsidiary, Hardyston Distributors. The Agreement is for a term of five (5) years and provides for an annual base salary in 1999 of $45,000 with a 5% increase being made on each anniversary date of this Agreement.  The
  Agreement provides for incentive payments in cash and stock or stock options based on gross profits of
  Hardyston Distributors. More specifically, the terms are as follows: Gross salary: $1,731 bi-weekly with a 5% increase on each anniversary of the agreement; Term: 5 years commencing April 22, 1999; Additional compensation:
  1% of the gross profits of Hardyston Distributors derived from accounts purchased by the Company on the date of the acquisition (April 22, 1999); 2% of the gross profits on all new clients for the initial 12 month period of the client's billings; stock or stock options equal to 1% of gross profits on all supervised accounts in excess of $1,000,000 in total revenue for a fiscal year; stock or stock options equal to .5% of gross profits on all supervised accounts in excess of $2,000,000 in total revenue for a fiscal year.
  <P>
                      Page 45
  <P>
  Item 7.  Certain Relationships and Related Transactions
  -------------------------------------------------------
  <P>
  In 1996, the Company issued 1,500,000 shares in
  connection with the acquisition of Universal Filtration Industries ("UFI"). The shares were issued as follows:
  300,000 shares to Mr. Shaver (a shareholder of UFI); 800,000 shares to Catherine Smith (a shareholder of UFI); 400,000 shares held in escrow pending satisfaction of certain conditions in the acquisition agreement. The conditions were never satisfied and the 400,000 shares were returned to treasury. In addition to the above, our Board of Directors approved the issuance of an additional 300,000 shares to Mr. Shaver for future consulting work. Each issuance of 300,000 shares to Mr. Shaver was valued at $15,000.
  <P>
  In December 1998, Eugene Chiaramonte, Jr. gifted to his son, Eugene Chiaramonte, III, 400,000 of his common shares of the Company valued at $8,000.
  <P>
  In January 1999, the Company issued 2,750,000 shares of preferred stock to Mr. Chiaramonte, Jr. and Mr. Shaver in connection with loans due to Mr. Chiaramonte and expenses reimbursed for Mr. Shaver. In January 1999, Mr. Chiaramonte was issued 1,500,000 shares of the company's preferred stock valued at $225,000, of which $15,000 was issued to repay a loan and $208,500 was issued as deferred compensation. In January 1999, Mr. Shaver was issued 1,250,000 shares of the company's preferred stock valued at $187,500, of which $12,500 was issued to reimburse expenses and $173,750 was issued as deferred compensation.
  <P>
  In April 1999, the Company issued 836,700 shares of
  Common stock to Mr. DeSaye Jr. in connection with the purchase of automotive parts inventory and assets valued at $104,945. The Company also paid $15,000 in cash towards the purchase price. The Company entered into a five (5) year employment agreement with Mr. DeSaye whereas he will be compensated with a salary of $45,000 per annum in 1999 with a five percent (5%) increase annually during the term of the employment agreement. Under the terms of the agreement, Mr. DeSaye will receive stock options or additional stock in connection with the performance of Hardyston Distributors.
  <P>
  The Company has a consulting relationship with Mr.
  Shaver. Mr. Shaver is a consultant to Harvey-Westbury Corp. Mr. Shaver receives a weekly consulting fee of $1,350.00.
  <P>
                          Page 46
  <P>
  Item 8.  Legal Proceedings
  --------------------------
  <P>
  The Company has the following pending or threatened
  litigation:
  <P>
  Ross & Craig Solicitors v. Auxer Industries, Inc. - Superior Court of New Jersey, Law Division, Passaic
  County - Index No. L1598-98.  This is a case brought by
  an English partnership against us. Ross & Craig is requesting the sum of $46,666.23 plus interest accruing from 1997 for work, labor and services rendered. This case should have been commenced in England against one of Auxer's subsidiary or affiliate corporations and perhaps against certain management of Auxer individually. To date there has been a complaint served and an answer filed. We have a pending motion to extend discovery. The Company plans to contest the case vigorously. To date we cannot estimate the likelihood of success of the defense because discovery has not yet begun.
  <P>
  Eileen M. Huff, et. al. v. Harvey Westbury Corp. and Auxer Industries, Inc. - Supreme Court of the State of
  New York, Suffolk County, Index No. 29090-97 and Suffolk County District Court, First District Civil Court of New York, Index No. CEC67098; and Lorraine Duff v. Harvey Westbury (and Auxer) and Suffolk County District Court, First District Civil Court of New York, Index No.CEC67-98. These cases all involved Auxer's purchase of Harvey
  Westbury. They are  about  the  "wrongful   termination"
  of one employee, and the alleged non-payment of insurance premiums for another. The Company filed answers to all lawsuits. In July 1999, the Lorraine Duff case was settled whereby the parties signed a settlement agreement. The Company agreed to pay the sum of $5,000 in 10 monthly installments of $500 each. Payments commenced in August 1999 and will continue until May
  2000. With respect to the other lawsuit, the Company plans to defend its position vigorously. To date, we can not estimate the likelihood that Auxer will be successful in defending this lawsuit.
  <P>
  Crain Associated Enterprises, Inc. v. Ron Shaver d/b/a Universal Filtration and Universal Filtration Industries, Inc. - Superior Court of New Jersey, Special Civil Part, Passaic County, Docket No. DC 5315-99. The lawsuit was commenced on June 16, 1999. Plaintiff sued for the sum of $9,999 (the maximum allowed by law in the State of New Jersey in the Special Civil Part) based on an outstanding accounts payable due by Universal Filtration. Subsequently, this case was dismissed on March 27, 2000.
  <P>
  The Company is not currently aware of any other pending, past or present litigation that would be considered to have a material effect on the Company. The Company considers that any litigation under 10% of its net assets is not material. There are no known
  <P>
                      Page 47
  <P>
  bankruptcy or receivership issues outstanding and has no known securities law violations. Additionally, the Company has no known legal proceedings in which certain corporate insiders or affiliates of the issuer are in a position that is adverse to the issuer.
  <P>
                      Page 48
  <P>
  Item 9.  Market Price of and Dividends on the
           Registrant's Common Equity and Related
           Stockholder Matters.
  ------------------------------------------------
  <P>
  Market Information
  <P>
  The Company's shares of Common Stock are currently traded on the National Quotation System (NQS) "electronic pink sheets" sponsored by the National Quotations Bureau, LLC under the symbol "AXGI". Effective September 6, 1999, the Company's shares of Common Stock were delisted from the OTC Electronic Bulletin Board (OCTBB) pursuant to the Amendments relating to Microcap Initiatives to NASD Rules 6530 and 6540, Eligibility Rule for OTCBB. The amendments to Rules 6530 and 6540 were approved by the SEC on January 4, 1999. The amendments limited the quotations on the OTCBB to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators. Since the Company was quoted on the OTCBB prior to the amendment, the Company was required to comply with the amended NASD Rule 6530 and 6540 by September 6, 1999. The Company was not compliant with the amended NASD Rules and was de-listed as a result on September 6, 1999. The Company qualifies for quotation on other mediums to include the National Quotation Bureau's Pink Sheets under the exemption from Rule 15c2-11 granted from the SEC for securities being removed from the OTCBB pursuant to the Eligibility Rule. Under the exemption, broker-dealers are permitted to publish or submit quotations in other quotation mediums, including the National Quotation Bureau's Pink Sheets. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of any options.
  <P>
  The reported high and low bid prices for the common stock are shown below for each quarter during the last two complete fiscal years. The high and low bid price for the periods in 1997, 1998, and 1999 shown below are quotations from the OTCBB. The high and low bid prices for 1999 shown below are quotations from the NQS. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions. For periods reported under the first, second, and third quarters of 1997, Auxer traded under the symbol AUXI. For the fourth quarter of 1997 and beyond, Auxer traded under the symbol AXGI.
  <P>
                        Page 49
  <P>

  Period               HIGH BID     LOW BID
  ------               --------     --------
  1997
  First Quarter          1.625      0.8125
  Second Quarter         1.7813     0.5625
  Third Quarter          0.9375     0.40625
  Fourth Quarter          .57        .195
  <P>
  1998
  First Quarter          0.42       0.15
  Second Quarter         0.26       0.08
  Third Quarter          0.20       0.035
  Fourth Quarter         0.60       0.010
  <P>
  1999
  First Quarter           .22       0.001
  Second Quarter         1.035      0.055
  Third Quarter          0.09       0.0600
  Fourth Quarter         0.08       0.01

  <P>
  As of December 31, 1999, the Company had 150,000,000 authorized shares of common stock (at par value $.001)
  whereas 56,736,797 shares were issued and outstanding. As
  of December 31, 1999, the Company had 25,000,000
  authorized shares of Preferred stock whereas 2,750,000
  shares were issued and outstanding.
  <P>
  As of December 31, 1999, there were 2,000,000 shares of
  common stock reserved for the Company's option plan
  whereas no options have been granted or exercised.
  <P>
  As of December 31, 1999, there were 27,500,000 shares of common stock reserved for the conversion of the Company's preferred stock whereas 2,750,000 shares of preferred stock have been issued and outstanding. One share of preferred stock is convertible into ten (10) shares of common stock.
  <P>
  As of December 31, 1999, there were 2,100,000 shares of
  common stock reserved for an offering registered pursuant
  to Rule 504 of Regulation D.  Under the offering, the
  Company is selling 7,000,000 shares, of which 7,900,000
  have been sold to date.
  <P>
  As of December 31, 1999, there were no convertible notes outstanding and no shares of Common stock reserved for convertible notes.
  <P>
                         Page 50
  <P>
  Holders
  -------
  <P>
  The Company has approximately 3,000 holders of its common
  stock.
  <P>
  Dividend Policy
  ---------------
  <P>
  The Company has never declared or paid cash dividends on
  its common stock, and may elect to retain its net income
  in the future to increase its capital base. The Company
  does not currently anticipate paying cash dividends on
  its common stock in the foreseeable future.  The Company
  has not paid any dividends, made distributions, or
  redeemed any securities within the last five years.
  <P>
  Penny Stock Considerations.
  ----------------------------
  <P>
  Broker-dealer practices in connection with transactions
  in "penny stocks" are regulated by certain penny stock
  rules adopted by the Securities and Exchange Commission.
  Penny stocks generally are equity securities with a price
  of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a
  standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the
  penny stock, the compensation of the broker-dealer and
  its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny
  stock rules generally require that prior to a transaction
  in a penny stock, the broker-dealer make a special
  written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.
  <P>
  These disclosure requirements may have the effect of
  reducing the level of trading activity in the secondary
  market for a stock that becomes subject to the penny
  stock rules. Our shares will likely be subject to such
  penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.
  <P>
                        Page 56
  <P>
  No market exists for our securities and there is no
  assurance that a regular trading market will develop, or
  if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending
  institution will accept our securities as pledged
  collateral for loans unless a regular trading market
  develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.
  <P>
                        Page 51
  <P>
  Item 10.  Recent Sales of Unregistered Securities
  --------------------------------------------------
  <P>
  In October 1996, the Company issued 250,000 shares of its Common Stock to Joel Pensley for legal services rendered for which services were valued at $25,000. Shares were issued pursuant to the exemption under Section 4(2)of the Act. Such investor was a sophisticated investor and had pre-existing relationships with members of management of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In October 1996, the Company issued an aggregate of 170,000 shares of its Common Stock in connection with the acquisition of Harvey Westbury to Gerald Harvey or his designee and were valued at $85,000. Such investor was a sophisticated investor and had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In November 1996, the Company issued 400,000 shares of its Common Stock to Lewis Ransom and his designees pursuant to a supply agreement between MotionLube
  Corporation and CT Industries and were valued at $20,000.
  The initial 255,000 shares of the total 655,000 shares in connection with this agreement were issued in June 1996.
  Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company.
  Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section
  4(2) of the Act.
  <P>
  In November 1996, the Company issued 250,000 shares of its Common Stock to Janice D'Auito, spouse of Anthony
  D'Aiuto in connection with Mr. D'Aiuto providing bookkeeping services rendered and temporary use office space valued at $12,500. Such investor had a pre-existing relationship with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In November 1996, the Company issued 10,000 shares of its Common Stock to Domenica Morano and Mirza Deljkic for cash consideration in connection with a private sale valued at $10,000. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company had access to relevant
  <P>
                         Page 52
  <P>
  information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In December 1996, September 1997 and October 1997, the
  Company issued an aggregate of 110,000 shares of its Common Stock to Mr. Anthony Towell and Mr. Robert Smith for consulting services rendered in connection with the acquisition of Harvey Westbury and were valued at $32,000. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section
  4(2) of the Act.
  <P>
  From October through December 1996, the Company issued an aggregate of 350,000 shares of its common stock in cash consideration of $150,000 to two (2) sophisticated investors pursuant to an exemption from registration provided by Regulation D, Rule 504. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. The issuances were as follows:

  Date Issued     Investor         Cash Consideration     # of Shares
  -----------     --------         ------------------     -----------
  11-1-96         Creative Capital     $100,000           250,000
  12-18-96        Joel Pensely          $50,000           100,000

  Mark Schultz exercised control over Creative Capital.
  <P>
  In January 1997, the Company issued 40,000 shares of its Common Stock to Joel Pensely for legal services rendered and were valued at $42,500. Such investor was a qualified investor based on his financial resources and knowledge of investments and had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to
  Section 4(2) of the Act.
  <P>
  In February 1997, the Company issued 100,000 shares of its Common Stock to Michael Ellis for engineering services rendered and 2,000 shares of its common stock to Nicholas Schiano for consulting services valued at $40,800. Such investors were sophisticated investors, had pre-existing relationships with members of management of
  <P>
                        Page 53
  <P>
  the Company and had access to relevant information pertaining to the contemplated operations of the Company.
  Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section
  4(2) of the Act.
  <P>
                       Page 59
  <P>
  In February 1997, the Company issued 50,000 shares of its common stock to Thomas Trobiano for consulting services rendered valued at $25,000. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In February 1997, the Company issued 50,000 shares of its common stock to Edward Cowle and 50,000 shares of its common stock to Deworth Williams for financial consulting services rendered valued at $129,376. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In April 1997, the Company issued 2,000 shares of its Common Stock to Jonathan Benefiel for cash consideration in connection with a private sale valued at $1,500. Such investor was a sophisticated investor, had a pre-existing relationship with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In May 1997, the Company issued 20,000 shares of its Common Stock to Sherman Square Ltd. for marketing consulting services rendered valued at $26,875. Joel
  Pensely exercised control over Sherman Square Ltd. Such investor was a qualified investor based on his financial
  <P>
                         Page 60
  <P>
  resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In May through December 1997, the Company issued an aggregate of 340,000 shares of its Common Stock to Michael Ellis for engineering consulting services rendered valued at $261,338. Such investor was a
  <P>
                         Page 54
  <P>
  sophisticated investor, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) under the Act.
  <P>
  In June and July 1997, the Company issued an aggregate of 140,000 shares of its Common Stock to International
  Corporate Development for public relations consulting services rendered valued at $98,280. Donald Whitlock exercises control over International Corporate
  Development. Such investor was a qualified investor based on his financial resources and knowledge of investments and had access to or was provided with relevant financial and other information relating to the Company.
  Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section
  4(2) under the Act.
  <P>
  In August and September 1997, the Company issued an aggregate of 175,000 shares of its common stock to Market
  Surveys International Inc. for public relations services rendered valued at $89,875. Bernie Schmidt exercised control over Market Surveys International. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In August and December 1997, the Company issued an aggregate of 100,000 shares of its Common Stock to Joel
  Pensely and Steve Gutstein for legal services rendered valued at $48,750. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to and were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In August 1997 through June 1998, the Company issued an aggregate of 255,000 shares of its Common Stock to Mr.
  Chapchal, Jos Coad, Peter Antil and Ivor Lewis for consulting services rendered in connection with investments in the United Kingdom based software companies valued at $87,030. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
                         Page 55
  <P>
  In September 1997, the Company issued 62,500 shares of its Common Stock to James Tilton for services rendered in connection with FT Trading funding valued at $24,750.
  Anthony Ardizzone exercised control over FT Trading. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was issued pursuant to the exemption of Rule 504 of Regulation D under the Securities Act of
  1933, as amended.
  <P>
  In September 1997 through January 1998, the Company issued an aggregate of 464,899 shares of its Common Stock to FT Trading in conversion of a series of 14 convertible demand notes of $10,000 each with interest accruing at the rate of 8% per annum, for a total of $140,000.
  Anthony Ardizzone exercised control over FT Trading. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was issued pursuant to the exemption of Rule 504 of Regulation D under the Securities Act of
  1933, as amended.
  <P>
  In October 1997 through September 1998, the Company issued an aggregate of 700,000 shares of its Common Stock to Frank Palmari and Jan Talamo of Media Marketing for marketing consulting services rendered valued at $100,250. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company.
  Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section
  4(2) under the Act.
  <P>
  In October 1997, the Company issued 300,000 shares of its Common Stock to Mr. Shaver for consulting services rendered valued at $94,500. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company, was an employee and a member of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  From January through December 1997, the Company issued an aggregate of 1,690,428 shares of its common stock in cash consideration of $546,360 to 13 sophisticated investors pursuant to exemption from registration provided by
  <P>
                        Page 56
  <P>
  Regulation D Rule 504. Such investors were either accredited or an otherwise qualified investor based on his financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The issuances were as follows:
  <P>

  Date Issued     Investor     Cash Consideration  # of Shares
  --------        --------     ------------------  ------------
  2-17-97     Creative Capital        $92,000    230,000
  2-17-97     Sherman Square Ltd.      $4,000     10,000
  3-6-97      James Stedman            $5,000     10,000
  3-28-97     The Marketing Co.        $5,000     15,000
  4-21-97     Edward Scodak            $2,500      5,000
  4-21-97     Joel Pensely            $17,550     39,000
  4-21-97     Robert Carrol            $2,500      5,000
  5-15-97     Joel Pensely            $12,000     24,000
  5-20-97     Thomas Kernaghan        $50,000     50,000
  5-22-97     Wade McCaskie            $5,000      5,000
  6-6-97      Grail Ives Consultants  $20,000     40,000
  6-18-97     Thomas Kernaghan        $10,000     20,000
  6-23-97     James Tilton             $3,750     15,000
  6-23-97     James Stedman           $10,000     20,000
  6-23-97     Kurt Vezner             $10,000     20,000
  7-8-97      James Tilton             $7,500     25,000
  <P>
  7-21-97     William Palla            $2,500     10,000
  7-21-97     James Tilton            $16,800     60,000
  7-21-97     Andy Dyer                $5,100     17,000
  7-28-97     James Tilton            $20,000     71,000
  7-28-97     Andy Dyer                $5,000     12,500
  8-11-97     James Tilton            $32,500    100,000
  8-11-97     Andy Dyer               $10,000     25,000
  8-19-97     Andy Dyer                $5,000     17,857
  8-19-97     James Tilton            $15,000     53,571
  8-29-97     FT Trading              $25,160     68,000
  9-12-97     James Tilton            $22,500    100,000
  10-9-97     James Tilton            $25,000    100,000
  10-31-97    James Tilton            $25,000    125,000
  11-13-97    James Tilton            $15,000    100,000
  11-21-97    Thomas Kernaghan        $35,000     87,500
  12-10-97    James Tilton            $20,000    100,000
  12-31-97    James Tilton            $10,000    110,000
                                     -------------------
                                     $546,360  1,690,428

  <P>
                        Page 57
  <P>
  Mark Schultz exercised control over Creative Capital.
  Joel Pensely exercised control over Sherman Square Ltd.
  Michael Fugler exercised control over The Marketing Co.
  Thomas Kernaghan exercised control over Grail Ives
  Consultants. Anthony Ardizzone exercised control over FT
  Trading.
  <P>
  In January 1998 through January 1999, the Company issued an aggregate of 4,995,833 shares of its Common Stock to the Augustine Fund in conversion of a series of 16 convertible demand notes of $10,000 each, accruing interest at the rate of 8% per annum, for a total of $160,000. Tom Dyzinski exercised control of the Augustine Fund. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company.
  Accordingly, the issuance of shares was issued pursuant to the exemption of Rule 504 of Regulation D under the Securities Act of 1933, as amended.
  <P>
  In March through October 1998, the Company issued an aggregate of 675,000 shares of its Common Stock to Elite
  Public Relations (400,000 shares), Investments 101 Ltd.
  (75,000 shares), and Wall Street Investments (200,000 shares) for public relations consulting services rendered valued at $121,000. Jason Mantione exercised control of Elite Public Relations. Jeffery Brommer exercised control of Investments 101. Anthony Tomaso exercised control of Wall Street Investments. Such investors were qualified
  <P>
                        Page 64
  <P>
  investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In April 1998, the Company issued 100,000 shares of its Common Stock to Louis Szilezy for consulting services rendered valued at $19,000. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to
  Section 4(2) of the Act.
  <P>
  In June 1998, the Company issued an aggregate of 320,000 shares of its Common Stock to Acebarn Limited, David
  Jolly, and Romande Limited pursuant to releasing any rights and claims against the Company in connection with the sale of the software investment valued at $32,230.
  Paul Macaulay exercised control of Acebarn Limited. Brian
  Aukett exercised control of Romande Limited. Such investors were either sophisticated investors, had pre-
  <P>
                         Page 58
  <P>
  existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company.
  Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section
  4(2) of the Act.
  <P>
  In June and July 1998, the Company issued an aggregate of 1,200,000 shares of its Common Stock to Tripp & Co.
  (250,000 shares), Capital Investments (200,000 shares) and Rapid Release Research (750,000 shares) for financial consulting services rendered valued at $183,250. Donald
  Carman exercised control of Tripp & Co. Randy Wheeler exercised control of Capital Investments. Bruce Pollock exercised control of Rapid Release Research. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In August 1998, the Company issued 35,000 shares of its common stock to the Law offices of Roger Fidler for legal services rendered valued at $5,600. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) under the Act.
  <P>
  From January through December 1998, the Company issued an aggregate of 15,551,490 shares of its common stock in cash consideration of $445,725 to 13 sophisticated investors pursuant to exemption from registration provided by Regulation D Rule 504. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The issuances were as follows:
  <P>

  Date Issued     Investor        Cash Consideration   # of Shares
  --------        --------        ------------------     --------
  2-3-98     James Tilton                 $20,000    200,000
  2-3-98     Jerry Schwartz                $2,500     25,000
  2-3-98     Stewart Schwartz              $2,500     25,000
  2-26-98    James Tilton                 $25,000    250,000
  3-4-98     Jerry Schwartz                $2,050     20,500
  3-4-98     Stewart Schwartz              $2,050     20,500
  <P>
                          Page 59
  <P>
  3-18-98    James Tilton                 $20,000    200,000
  3-31-98    James Tilton                 $15,000    200,000
  4-14-98    James Tilton                  $7,500    100,000
  4-14-98    Edward Scodak                 $3,000     30,000
  4-14-98    Jerry & Stewart Schwartz     $15,000    150,000
  4-27-98    James Tilton                 $10,125    135,000
  4-27-98    Jerry & Stewart Schwartz      $3,000     40,000
  5-11-98    Andy Dyer                     $5,000    100,000
  5-11-98    James Tilton                 $10,000    180,000
  5-11-98    Jerry Schwartz               $10,000    133,333
  5-21-98    Jerry & Stewart Schwartz      $7,000    140,000
  5-28-98    James Tilton                  $9,625    192,500
  5-28-98    Laurie Harvey                   $375      7,500
  6-8-98     Jerry & Stewart Schwartz      $5,000    125,000
  6-15-98    James Tilton                 $10,000    200,000
  6-24-98    Jerry & Stewart Schwartz     $16,000    400,000
  6-24-98    James Tilton                  $5,000    100,000
  7-9-98     James Tilton                  $7,500    250,000
  7-9-98     Jerry & Stewart Schwartz     $14,000    280,000
  8-3-98     James Tilton                 $27,040    545,000
  8-3-98     Kurt Vezner                   $2,960     60,000
  8-4-98     Jerry & Stewart Schwartz     $10,000    200,000
  8-24-98    James Tilton                  $5,000    166,666
  9-11-98    Jerry & Stewart Schwartz     $10,000    300,000
  9-23-98    Sandra Lam                   $50,000  1,250,000
  10-6-98    Jerry Schwartz                $2,000    125,000
  10-6-98    Stewart Schwartz              $2,000    125,000
  10-10-98   James Stedman                $10,000    200,000
  10-18-98   Coastal International         $6,250    500,000
  10-18-98   Jeff Applebaum                $6,250    500,000
  10-20-98   Emerald Group Management     $12,500  1,000,000
  10-24-98   Olympia Partners, LLC        $15,000  1,000,000
  11-3-98    Olympia Partners, LLC         $7,500    750,000
  12-1-98    Coral Cove Partners           $8,750  1,029,412
  12-8-98    Nismic Sales Corp             $8,750  1,029,412
  12-14-98   Olympia Partners, LLC        $10,000    666,667
  12-17-98   Jerry & Stewart Schwartz      $8,500  1,000,000
  12-17-98   Ashbourne Associates          $8,000    800,000
  12-17-98   J. Prince Inc.                $8,000    800,000
                                      $445,725.00 15,551,490

  <P>
                         Page 60
  <P>
  Seth Fireman exercised control over Olympia Partners,
  LLC. Jeff Applebaum exercised control over Coral Cove
  Partners and Ashbourne Associates. Jared Shaw exercised control over Coastal International, the Emerald Group Management and J. Prince Inc. Michael Mannis exercised control over Nismic Sales Corp.
  <P>
  In January 1999, the Company issued 2,750,000 shares of its Preferred Stock to Eugene Chiaramonte, Jr. and Ronald Shaver in exchange for reducing the loans and expenses due and deferred compensation from the Company valued at $412,500. Such investors were sophisticated investors, were employees and members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In February 1999, the Company issued 489,000 shares of its Common Stock to MYD Marine Distributor, Inc. ("MYD") pursuant to a legal settlement valued at $39,240. In
  March 1998, MYD filed a lawsuit against the Company and Harvey-Westbury Corp. in Dade County, Florida. The lawsuit was based on breach of contract under an agreement to distribute goods between MYD and Harvey-Westbury. In February 1999, the parties settled this matter for the sum of $39,240. The Company issued
  489,000 shares of its Common Stock to MYD as payment of such settlement. Dan Delmonico exercised control over MYD. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.
  <P>
  In April 1999, the Company issued 836,700 shares of its Common Stock to Ernest DeSaye Jr. in connection with the exchange of assets agreement valued at $89,945. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the
  <P>
                           Page 61
  <P>
  issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act under the Act.
  <P>
  In August 1999, through December 1999, the Company issued 7,900,000 shares of its Common Stock to investors in connection with an offering pursuant to Regulation D, Rule 504 valued at $395,000. The offering for 7,000,000 shares of Common Stock was amended to increase the offering to 10,000,000 shares which if completed would gross proceeds of $500,000. Subsequently, on January 20, 2000 the offering was closed and no further shares were sold Such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. In connection with the offering, Harvey Murdock served as the selling agent and will receive $5,000 for his services as selling agent.
  <P>
  From January through December 1999, the Company issued an aggregate of 10,150,000 shares of its common stock in cash consideration of $360,000 to 4 sophisticated investors pursuant to exemption from registration provided by Regulation D, Rule 504. Such investor were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The issuances were as follows:

  Date Issued     Investor     Cash
                               Consideration  # of
                                              Shares
  --------     --------     -------------     --------
  1-6-99     J. Prince Inc.   $20,000     2,000,000
  1-12-99    Patrick Rost     $40,000     1,000,000
  1-21-99    James Tilton     $30,000     1,000,000
  1-23-99    Patrick Rost     $40,000     1,000,000
  2-1-99     Patrick Rost     $40,000     1,000,000
  2-3-99     Patrick Rost     $40,000     1,000,000
  2-23-99    Patrick Rost     $40,000     1,000,000
  3-25-99    James Tilton     $25,000       500,000
  3-29-99    James Tilton     $25,000       500,000
  4-1-99     Andy Dyer        $10,000       150,000
  4-9-99     James Tilton     $50,000     1,000,000
                          $360,000.00    10,150,000

  <P>Jared Shaw exercised control over J. Prince Inc.
  <P>
  Subsequently, in January 2000, the Company issued an
  aggregate of 8,266,666 shares of its common stock in
  connection with an offering pursuant to Regulation D,
  Rule 504 in cash consideration of $248,000.  The offering
  <P>
                        Page 62
  <P>
  was closed in January 2000. Such investors were
  accredited or otherwise qualified investors based on
  their financial resources and knowledge of investments,
  had access to or were provided with relevant financial
  and other information relating to the Company.
  <P>
  Subsequently, in March 2000, the Company issued an
  aggregate of 300,000 shares to Steve Trobiano valued at
  $19,500 in connection with the exchange of assets
  (vehicle).  Such investor was a sophisticated investor,
  had pre-existing relationship with members of management
  of the Company and had access to or was provided with
  relevant financial and other information relating to the Company. Accordingly, the issuances of shares was exempt from registration requirements of the Act pursuant to
  Section 4(2) under the Act.
  Subsequently, in March 2000, the issued an aggregate of 2,043,182 shares of its common stock in cash consideration of $109,875 to Jan Talamo (209,091 shares),
  Frank Palmieri (209,091 shares), Stewart & Jerry Schwartz (1,125,000 shares) and Thomas Trobiano (500,000 shares).
  Such investors were a sophisticated investors, had pre-existing relationships with members of management of the
  Company and had access to or were provided with relevant financial and other information relating to the Company. Accordingly, the issuances of shares were exempt from registration requirements of the Act pursuant to Section
  4(2) under the Act.
  <P>
  In general, under Rule 144, as currently in effect,
  subject to the satisfaction of certain other conditions,
  a person, including an affiliate of the Company(in
  general, a person who has a control relationship with the Company) who has owned restricted securities of common stock beneficially for a least one year is entitled to
  sell, within any three-month period, that number of
  shares of a class of securities that does not exceed the greater of (I) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted
  on NASDAQ, (ii) the average weekly trading volume of that
  class during the four calendar weeks preceding such sale.
  A person who has not been an affiliate of the Company for
  at least the three months immediately preceding the sale
  and has beneficially owned shares of common stock for a
  least two (2) years is entitled to sell such shares under
  Rule 144 without regard to any of the limitations
  described above.
  <P>
  No prediction can be made as to the effect, if any, that
  future sales of shares of common stock or the
  availability of common stock for future sale will have on
  the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.
  <P>
                         Page 63
  <P>
  Terms of Conversion for Convertible Notes
  <P>
  Terms of Conversion for Convertible Notes
  For year ending December 31, 1997, the Company paid for operations by raising $1,925,175 through common stock issuance and debt borrowings after payments to short term debts. The Company borrowed $140,000 from FT Trading in convertible notes at 8% dated September 5, 1997 payable on demand plus interest payable semi-annually on January
  1, and June 1 with shares of the Company's common stock.
  The notes were converted at 70% of the 5 day average bid
  price prior to conversion.  The Company borrowed $100,000
  from the Augustine Fund in convertible notes at 8% dated November 21, 1997 payable on demand plus interest payable semi-annually on March 1, and August 1 with shares of the Company's common stock. The notes were converted at 70%
  of the 5 day average bid price prior to conversion.
  The Company borrowed $60,000 from the Augustine Fund in convertible notes at 8% dated November 21, 1998 payable on demand plus interest payable semi-annually on March 1,
  and August 1 with shares of the Company's common stock.
  The notes were converted at 70% of the 5 day average bid
  price prior to conversion.
  <P>
                          Page 64
  <P>
  Item 11.  Description of Securities.
  -------------------------------------
  <P>
  Our authorized capital stock is 150,000,000 shares of
  Common Stock, par value $0.001 per share and 25,000,000
  shares of preferred Stock, par value $.001 per share. As
  of December 31, 1999, we had issued 56,736,797 of our
  shares of Common Stock and 2,750,000 of our shares of
  Preferred Stock.
  <P>
  As of December 31, 1999, there were 2,000,000 shares of
  common stock reserved for the Company's option plan
  whereas no options have been granted or exercised.
  <P>
  As of December 31, 1999, there were 27,500,000 shares of
  common stock reserved for the conversion of the Company's preferred stock whereas 2,750,000 shares of preferred stock have been issued and outstanding.  One share of
  preferred stock is convertible into ten (10) shares of
  common stock.
  <P>
  As of December 31, 1999, there were 2,100,000 shares of
  common stock reserved for an offering registered pursuant
  to Rule 504 of Regulation D.  Under the offering, the
  Company is selling 10,000,000 shares, of which 7,900,000
  have been sold to date.
  <P>
  The following brief description of our common stock and preferred stock is subject in all respects to Delaware law and to the provisions of our Articles of
  Incorporation, as amended (the "Articles") and our
  Bylaws, copies of which have been filed as exhibits to
  this registration statement.
  <P>
  COMMON STOCK
  <P>
  Each share of our common stock entitles the holder to one
  (1) vote on all matters submitted to a vote of the stockholders. Our common stock does not have cumulative voting rights, which means that the holders of a majority
  of the outstanding shares of our common stock voting for
  the election of directors can elect all members of the
  Board of Directors.  A majority vote is also sufficient
  for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of our common stock are entitled to receive dividends, when, as and if
  declared by the Board of Directors, in its discretion,
  from funds legally available therefore.  Holders of
  shares of our common stock are entitled to share, on a
  ratable basis, such dividends as may be declared by the
  Board of Directors out of funds, legally available
  therefor.  Upon our liquidation, dissolution or winding
  up, after payment to creditors, the holders of our common
  stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to our
  <P>
                           Page 65
  <P>
  common stockholders.  Our Bylaws require that only a
  majority of the issued and outstanding shares of our
  common stock need be represented to constitute a quorum
  and to transact business at a stockholders' meeting.
  <P>
  Our common stock has no preemptive rights or no
  subscription, redemption or conversion privileges.
  <P>
  Our Board of Directors has total discretion as to the
  issuance and the determination of the rights and
  privileges of any shares of our common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of our existing shares of our common stock now issued and
  outstanding.
  <P>
  PREFERRED STOCK
  <P>
  Under the Company's Certificate of Incorporation, the
  Board of Directors has the power, without further action
  by the stockholder, to designate the relative rights and preferences of the Company's preferred stock, when and if issued. Such rights and preferences could include preferences, any of which may be dilutive of the interest
  of the holders of Common Stock.  The issuance of
  preferred stock may have the effect of delaying or
  preventing a change in control of the Company and may
  have an adverse effect on the rights of the holders of
  the Common Stock.
  <P>
  The Company has instructed its Transfer Agent to reserve
  from its authorized but unissued Common Stock a
  sufficient number of shares for issuance upon conversion
  of the Preferred Stock.  The holders of the shares of
  Preferred Stock have no preemptive rights with respect to
  any securities of the Company.
  <P>
  Dividends
  <P>
  Holders of our preferred stock are entitled to receive dividends, when, as and if declared by the Board of
  Directors, in its discretion, from funds legally
  available therefore.  Holders of shares of our preferred
  stock are entitled to share, on a ratable basis, such
  dividends as may be declared by the Board of Directors
  out of funds, legally available therefore.
  <P>
  Conversion
  <P>
  The Preferred Stock is convertible, at the holder's
  option, at any time into shares of the Company's Common
  Stock at a rate of ten shares of Common Stock for each
  share of Preferred Stock.
  <P>
                          Page 66
  Redemption
  <P>
  The Preferred Stock is not redeemable.
  <P>
  Liquidation Rights
  <P>
  In the event of any liquidation, dissolution or winding
  up of the Company, holders of shares of Preferred Stock
  are entitled to receive, out of legally available assets,
  a liquidation preference of $100.00 per share and no more before any payment or distribution is made to the holders of Common Stock or any series or class of the Company's
  stock hereafter that ranks junior as to liquidation
  rights to the Preferred Stock.  After payment in full of
  the liquidation preference of the shares of Preferred
  Stock, the holders of such shares will not be entitled to
  any further participation in any distribution of assets
  by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or
  other property will be considered a liquidation,
  dissolution or winding up of the Company.
  <P>
  Voting Rights
  <P>
  The holders of the Preferred Stock will have voting
  rights equal to ten shares of Common Stock for each share
  of Preferred Stock.
  <P>
  Reorganization/Recapitalization
  <P>
  In the event of a reorganization or recapitalization of
  the Company's Common Stock, holders of the Preferred
  Stock shall not be entitled to the benefits of, or be
  subject to the detriments of, such reorganization or
  recapitalization.
  <P>
  Anti-Dilution
  <P>
  The shares of the Company's Preferred Stock shall not be subject to dilution unless the unanimous holders of the Preferred Stock vote to change this preference. In addition, the Preferred Stock shall maintain its status
  even if the Common Stock undertakes a reverse or forward
  split of its shares.  Therefore, the Preferred Stock can
  not be diluted unless it is converted to Common Stock.
  <P>
  The transfer agent and registrar for our common stock is Interstate Transfer Agent, 874 E. 5900 South, Salt Lake
  City, Utah 84107.
  <P>
                        Page 67
  <P>
  Item 12.  Indemnification of Directors and Officers
  ---------------------------------------------------
  <P>
  The Company's Certificate of Incorporation includes
  provisions to eliminate, to the full extent permitted by Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the
  Company for monetary damages  arising from a breach  of
  their fiduciary  duties  as directors.  The Certificate
  of Incorporation also includes provisions to the effect
  that the Company shall, to the maximum extent permitted
  from time to time under the law of the State of Delaware, indemnify any director or officer. In addition, the
  Company's By-laws require the Company to indemnify, to
  the fullest extent permitted by law, any director,
  officer, employee or agent of the Company for acts which
  such person reasonably believes  are not in  violation of
  the Company's corporate purposes as set forth in the Certificate of Incorporation.
  <P>
  Section 145(a) of the Delaware Law provides that a
  corporation may indemnify any person who was or is a
  party or is threatened to be made a party to any
  threatened, pending or completed action, suit or
  proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was
  a director, officer, employee or agent of the
  corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
  fees), judgments, fines and amounts paid in settlement
  actually and reasonably incurred by him in connection
  with such action, suit or proceeding if he acted in good
  faith and in a manner he reasonably believed to be in or
  not opposed to the best interests of the corporation,
  and, with respect to any criminal action or proceeding,
  had no reasonable cause to believe his conduct was
  unlawful. The termination of any action, suit or
  proceeding by judgment, order, settlement, conviction, or
  upon a plea of non contendere or its equivalent, shall
  not, of itself, create a presumption that the person did
  not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action
  or proceeding, had reasonable cause to believe that his
  conduct was unlawful.
  <P>
  Section 145(b) of the Delaware Law states that a
  corporation may indemnify any person who was or is a
  party or is threatened to be made a party to any
  threatened, pending or completed action or suite by or in
  <P>
                         Page 68
  <P>
  the right of the corporation to procure a judgment in its
  favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another
  corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if
  he acted in good faith and in a manner he reasonably
  believed to be in or not opposed to the best interests of
  the corporation and except that no indemnification shall
  be made in respect of any claim, issue or matter as to
  which such person shall have been adjudged to be liable
  to the corporation unless and only to the extent that the
  Court of Chancery or the court in which such action or
  suit is brought shall determine upon application that,
  despite the adjudication of liability but in view of all
  the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem
  proper.
  <P>
  Section 145(c) of the Delaware Law provides that to the
  extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding
  referred to in subsections (a) and (b) of section 145, or
  in defense of any claim, issue or matter therein, he
  shall be indemnified against expenses (including
  attorneys' fees) actually and reasonably incurred by him
  in connection therewith.
  <P>
  Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of section
  145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director,
  officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination
  shall be made (i) by the board of directors by a majority
  vote of a quorum consisting of directors who were not
  parties to such action, suit or proceeding, or (ii) if
  such a quorum is not obtainable, or, even if obtainable,
  a quorum of disinterested directors so directs, by
  independent legal counsel in a written opinion, or (iii)
  by the stockholders.
  <P>
  Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative
  or investigative action, suit or proceeding may be paid
  by the corporation in advance of the final disposition of
  such action, suit or proceeding upon receipt of an
  undertaking by or on behalf of such director or officer
  to repay such amount if it shall ultimately be determined
  that he is not entitled to be indemnified by the
  corporation as authorized in section 145. Such expenses
  <P>
                         Page 69
  <P>
  (including attorneys' fees) incurred by other employees
  and agents may be so paid upon such terms and conditions,
  if any, as the board of directors deems appropriate.
  <P>
  Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section
  145 shall not be deemed exclusive of any other rights to
  which those seeking indemnification or advancement of
  expenses may be entitled under any bylaw, agreement, vote
  of stockholders or disinterested directors or otherwise,
  both as to action in his official capacity and as to
  action in another capacity while holding such office.
  <P>
  Section 145(g) of the Delaware Law provides that a
  corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation,
  or is or was serving at the request of the corporation as
  a director, officer, employee or agent of another
  corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out
  of his status as such, whether or not the corporation
  would have the power to indemnify him against such
  liability under the provisions of section 145.
  <P>
  Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 145 shall, unless
  otherwise provided when authorized or ratified, continue
  as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.
  <P>
                         Page 70
  <P>
  Item 13.  Financial Statements
  ------------------------------
  <P>
  See Item 15(a) below.
  <P>
                         Page 71
  <P>
  Item 14.  Changes in and Disagreements with Accountants
            on Accounting and Financial Disclosure.
  -------------------------------------------------------
  <P>
  During the Corporation's last two fiscal years and the subsequent interim period, no independent accountant who was previously engaged as the principal accountant to
  audit the Corporation's financial  statements, resigned
  or was dismissed.
  <P>
  The firm of Edelman and Kalosieh, Certified Public
  Accountants, has been the Corporation's auditor for the
  last two years.
  <P>
                        Page 72
  <P>
  Item 15.  Financial Statements and Exhibits
  -------------------------------------------
  <P>
                Financial Statements
  <P>
  Index to Financial Statements
  <P>
         Index to Financial Statements
  The Auxer Group, Inc.
                     The Auxer Group, Inc.

  Report of Independent Auditors                                  F-2-3
  Consolidated Balance Sheets                                     F-4-5
  Consolidated Statement of Income and Retained Earnings          F-6
  Consolidated Statement of Changes in Stockholders Equity        F-7
  Consolidated Statement of Cash Flows                            F-8
  Notes to Consolidated Financial Statements                      F-9

                 EDELMAN & KALOSIEH, CPAs P.A.
                  CERTIFIED PUBLIC ACCOUNTANTS
                        15-01 BROADWAY
                 FAIR LAWN, NEW JERSEY  07470
                         ----------
                     TEL (201) 797-4490
                     FAX (201) 797-0881
  <P>
  GEORGE A. KALOSIEH, CPA
  JOSEPH F. SHACKIL, CPA
  PAUL MEOLA, CPA
  MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC
  ACCOUNTANTS
  N.N. SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
  ------------
  DONALD L. EDELMAN, CPA (RETIRED)
  To the Board of Directors and Shareholders of The Auxer Group, Inc.
                  Independent Auditor's Report
       We have audited the accompanying consolidated balance sheets of The Auxer Group, Inc. as of December
  31, 1999 and 1998 and the related statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.
  We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of The Auxer Group, Inc. as of December 31, 1999 and 1998 and the results of its operations, shareholders equity and cash flows for the years then ended in conformity with generally accepted accounting principles.
       The accompanying financial statements have been prepared assuming that The Auxer Group, Inc. will continue as a going concern. As more fully described in
  Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of The Auxer Group, Inc. to continue as a going concern. The financial statement do not include any adjustments that might result from the outcome of this uncertainty.
       As discussed in Note 12 to the financial statements, the Company's 1998 and 1997 financial statements have been restated.
  EDELMAN & KALOSIEH, CPAs PA
  Fair Lawn, New Jersey
  March 23, 2000
                  THE AUXER GROUP, INC.
               CONSOLIDATED BALANCE SHEETS
                         Assets

                                                            Year End            Year End
                                                           December 31,      December 31,
                                                              1999                 1998
                                                                               (Restated)
  Current assets:
  ---------------
  Cash                                                       $8,400             $3,087
  <P>
  Accounts receivable (net of allowances
   $19,639 in 1999, $2,486 in 1998)                          92,370             33,523
  <P>
  Inventory                                                 290,725            164,302
  <P>
  Subscriptions Receivable                                    -0-               15,125
  <P>
  Other receivables                                          23,283             23,283
                                            ------------------------------------------
  Total current assets                                      414,778            239,320
                                            ------------------------------------------
  Property and Equipment
  ----------------------
  <P>
  Vehicles                                                    7,700              -0-
  <P>
  Furniture and fixtures                                      9,234              7,749
  <P>
  Machinery and equipment                                    44,129             41,751
  <P>
  Leasehold improvements                                      5,757              5,757
                                            ------------------------------------------
                                                             66,820             55,257
  <P>
  Less:  accumulated depreciation                           (34,062)           (22,436)
                                            -------------------------------------------
  Property and equipment (Net)                               32,758             32,821
                                            -------------------------------------------
  Other assets:
  --------------
  <P>
  Security deposit                                           24,299              7,852
                                            --------------------------------------------
  Total other assets                                         24,299              7,852
                                            --------------------------------------------
  Total assets                                             $471,835           $279,993
                                           =============================================
  <P>
  See accountants' report and accompanying notes to consolidated financial statements.

                          THE AUXER GROUP, INC.
                     CONSOLIDATED BALANCE SHEETS
  <P>
                 Liabilities and Stockholders' Equity

                                                          Year End        Year End
                                                          December 31,    December 31,
                                                             1999           1998
                                                                          (Restated)
  Current liabilities
  -------------------
  Accounts payable and accrued expenses                     $107,887     $202,632
  <P>
  Credit Line                                                 31,368       25,793
  <P>
  Notes payable                                               82,368      190,000
  <P>
  Notes payable-shareholders                                  77,390       21,893
                                            --------------------------------------
  Total current liabilities                                  299,168      440,318
  <P>
  Long Term Debt, less current maturities                      1,155       36,361
  <P>
  Capital stock
  -------------
  Capital stock-authorized 150,000,000
   share, $.001 par value per share,
   56,736,797,  36,361,097 and
   12,996,245 shares outstanding in
   1999, 1998, respectively                                   56,747       36,361
  <P>
  Preferred stock - authorized 25,000,000
   shares $.001 par value per share,
   2,750,000 shares outstanding in 1999                        2,750        -0-
  <P>
  Additional paid in capital                               4,940,832    3,657,004
  <P>
  Accumulated deficit                                     (4,828,817)  (3,853,690)
                                          -----------------------------------------
  <P>
  Total stockholders' equity                                 171,512     (160,325)
                                           ---------------------------------------
  Total liabilities and
   stockholders' equity                                     $471,835     $279,993
                                           ========================================
  <P>
  See accountants' report and accompanying notes to consolidated financial statements.

                      THE AUXER GROUP, INC.
      CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                                              Year End      Year End
                                                              December 31,   December 31,
                                                                1999            1998
                                                                             (Restated)
                                                              ------------   ------------
  Income                                                     $871,259           $287,456
  <P>
  Less cost of good sold                                      622,210            237,952
                                  ------------------------------------------------------
  Gross profit                                                249,049             49,504
                                  ------------------------------------------------------
  Operations:
  -----------
  General and administrative                                1,302,418          1,053,887
  <P>
  Deprecation                                                  11,626             12,928
  <P>
  Interest expense                                             10,618             20,790
  <P>
  Research and development                                      -0-                1,106
  <P>
                                 ---------------------------------------------------------
  Total expenses                                            1,324,662          1,088,711
                                 ---------------------------------------------------------
  <P>
  Income (loss) from operations                            (1,075,613)        (1,039,207)
  <P>
  Other Income (Expense)
  <P>
  Interest Income                                                 706               -0-
  <P>
  Extraordinary item, gain on
   forgiveness of debt                                         99,780               -0-
  <P>
  Lost on Investment                                            -0-             (353,000)
  <P>
  Net income (loss)                                          (975,127)        (1,392,207)

  (1,308,659)
                                 -------------------------------------------------------
  accumulated deficit
   at beginning                                            (3,853,690)        (2,461,483)
                               ----------------------------------------------------------
  Accumulated deficit at end                              ($4,828,817)       ($3,853,690)
                               ----------------------------------------------------------
  Net income (loss) per
   common share                                                ($0.02)            ($0.04)
                               ==========================================================
  Net income (loss) per common
   share - assuming dilution                                   ($0.02)            ($0.04)
                               ==========================================================
  <P>
  See accountants' report and accompanying notes to consolidated financial statements.

                   THE AUXER GROUP, INC.
     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    (1998 Restated)

                                      Preferred Stock     Preferred Stock  Common Stock
                                          Shares         Par Value $.001      Shares
                                            (A)               Amount            (B)

                                 -------------------------------------------------------
  Balances at December 31, 1997              0                  $0           12,996,245
                            ===========================================================
  Common Stock Issued for cash                                               16,169,823
  <P>
  Common Stock Issued for services                                            2,525,000
  <P>
  Common Stock Issued for debt
  extinguishment                                                              4,288,362
                                 -------------------------------------------------------
  Common Stock Issued for
  subscriptions receivable                                                      381,667
  <P>
  Net Loss for the year                                                           -0-
                                 -------------------------------------------------------
  Balance at December 31, 1998               0                  $0           36,361,097
                             ===========================================================
  <P>
  Common Stock Issued for cash                                               17,950,000
  <P>
  Common Stock Issued for services                                              589,000
  <P>
  Common Stock Issued for debt extinguishment                                 1,000,000
  <P>
  Common Stock Issued for acquisition                                           836,700
  <P>
  Stock Issued                       2,750,000               2,750
  <P>
  Net Loss for the year
                                  -----------------------------------------------------
  Balances at December 31, 1999      2,750,000              $2,750           56,736,797
                             ==========================================================
  <P>
       Preferred stock, par value $.001, convertible to 10 shares of common stock,
  25,000,000 shares authorized, 2,750,000 shares and outstanding at December 31, 1999
  <P>
       Common stock, par value $.001, 150,000,000 shares authorized, 54,036,797 shares issued and outstanding at December 31, 1999
  <P>
  See accountants' report and accompanying notes to consolidated financial statements.
  <P>

                 THE AUXER GROUP, INC.
     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 (1998 Restated)
                    CONTINUE
                    --------

                                     Common Stock           Additional
                                     Par Value $.001        Paid In         Accumulated
                                     Amount                 Capital           Deficit
                                 -------------------------------------------------------
  Balances at December 31, 1997       $12,996               2,520,409         ($2,461,
                             ===========================================================
  Common Stock Issued for cash        $16,170                 456,930           -0-
  <P>
  Common Stock Issued for services      2,525                 469,210
  <P>
  Common Stock Issued for debt
  extinguishment                        4,288                 195,712
  <P>
  Common Stock Issued for
  subscriptions receivables               382                  14,743
                                 -------------------------------------------------------
  Net Loss for the year                   -0-                   -0-            (1,392,2
                                 -------------------------------------------------------
  Balance at December 31, 1998       $36,361               $3,657,004         ($3,853,
                             ===========================================================
  <P>
  Common Stock Issued for cash        17,960                  732,099
  <P>
  Common Stock Issued for services       589                   43,651
  <P>
  Common Stock Issued for
   debt extinguishment                 1,000                    9,220
  <P>
  Common Stock Issued for
   acquisition                           837                   89,108
  <P>
  Stock Issued                                                409,750
  <P>
  Net Loss for the year                  -0-                   -0-              (975,12
                                  ------------------------------------------------------
  Balances at December 31, 1999      $56,747              $4,940,832         ($4,828,  )
                              ==========================================================
  <P>
  (A)     Preferred stock, par value $.001, convertible to 10 shares of common stock,
  25,000,000 shares authorized, 2,750,000 shares and outstanding at December 31, 1999
  <P>
  (B)     Common stock, par value $.001, 150,000,000 shares authorized, 54,036,797 shares issued and outstanding at December 31, 1999
  <P>
  See accountants' report and accompanying notes to consolidated financial statements.

  <P>
                 THE AUXER GROUP, INC.
            CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              Year End      Year End
                                                              December 31,   December 31,
                                                                1998            1997
                                                              (Restated)     (Restated)
                                                              ------------   ------------
  CASH FLOWS FROM OPERATING ACTIVITIES
  <P>
  Net profit (loss)                                            $(975,127)
  $(1,039,207)
  Depreciation                                                    11,626           12,928
  Loss on Investment                                                -0-
  (353,000)
  Extraordinary gain on
   forgiveness of debt                                            99,780            -0-
                                  ------------------------------------------------------
                                                                (863,721)
  (1,379,279)
  <P>
  (Increase) decrease:
  <P>
  Accounts receivable                                            (58,847)          20,918
  Inventory                                                     (126,423)          58,362
  Prepaid expenses                                                  -0-             4,276
  Subscriptions receivables                                       15,125
  (15,125)
  <P>
  Increase (decrease):
  <P>
  Accounts payable &
   accrued expenses                                              (94,745)          13,269
                                 -------------------------------------------------------
  TOTAL CASH FLOW FROM OPERATIONS                             (1,128,611)
  (1,297,579)
                                 -------------------------------------------------------
  CASH FLOWS FROM INVESTING ACTIVITIES
  <P>
  Purchase property, inventory
   and equipment                                                (111,343)
  (2,735)
  Investments                                                       -0-           218,000
  Security deposit                                               (16,447)            -0-
                                 -------------------------------------------------------
  TOTAL CASH FLOWS FROM
   INVESTING ACTIVITIES                                         (127,790)         215,265
                                 -------------------------------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES
  <P>
  Borrowings/payments under line
   of credit agreement (net)                                        5,575        (28,759)
  Proceeds from short term debt                                        -0-           -0-
  Payments on short term debt                                    (110,000)       (40,000)
  Proceeds from long term debt                                      5,000            -0-
  Payments on long term debt                                       (1,322)           -0-
  Shareholder loan payable                                         55,497        (36,801)
  Sale of common stock                                            894,464      1,159,960
  Sale of preferred stock                                         412,500            -0-
                                  ------------------------------------------------------
  <P>
  TOTAL CASH FLOWS FROM
   FINANCING ACTIVITIES                                         1,261,714      1,054,400
                                  ------------------------------------------------------
  NET INCREASE IN CASH                                              5,313        (27,914)
  <P>
  CASH BALANCE BEGINNING OF PERIOD                                  3,087         31,001
                                  ------------------------------------------------------
  CASH BALANCE END OF PERIOD                                        8,400         $3,087
                               =========================================================
  <P>
  See accountants' report and accompanying notes to consolidated financial statements.

  <P>
  Note 1 - Organization of Company
           -----------------------
  <P>
  Creation of the Company
  <P>
  Auxer Industries, Inc. (the "Company") was formed on June
  20, 1920 under the laws of the State of Idaho as The
  Auxer Gold Mines with an initial capitalization of
  500,000 shares of common stock, $1.00 par value each and
  a life of 50 years.  On August 22, 1960, its certificate
  of incorporation was amended to change the number of
  authorized shares to issue to 10,000,000 common shares
  $.50 par value each.  On May 2, 1995, the certificate of
  incorporation was amended to change the name of the
  Company to Auxer Industries, Inc. and to change the
  number of authorized shares to 50,000,000 shares of
  common stock, $.001 par value each.
  <P>
  On August 11, 1997 the Company incorporated in the State
  of Delaware under the name The Auxer Group, Inc.  In
  September 1997 the shareholders of the company voted to
  exchange their shares on a one for one basis for shares
  in the new company, The Auxer Group, Inc.  The new
  corporate name was effective January 1, 1998 for
  accounting and tax purposes.
  <P>
  Description of the Company
  <P>
  The Company is an investment holding company that is
  comprised of four subsidiaries:  the Harvey Westbury
  Corporation, Hardyston Distributors, Inc., CT Industries,
  and Universal Filtration Industries.  The Company is a
  manufacturer, wholesaler, and distributor with a line of
  automotive, marine, and aviation aftermarket and hardware
  products.  The Company was considered to be in a
  development stage from April 18, 1995 until the end of
  its fiscal year December 31, 1997 since it has generated
  moderate recovery from the sales of its various product
  lines.
  <P>
  On April 18, 1995, the Company acquired CT Industries,
  Inc. ("CT"), a New Jersey corporation based in Wayne, New
  Jersey.  CT is a distributor of various automotive
  products.
  <P>
  On February 8, 1996, the Company acquired Universal
  Filtration Industries, Inc. ("Universal Filtration") a
  New York corporation.  Based in Farmingdale, New York,
  Universal Filtration has developed the "Fiona Micro
  Screen Filter", a replacement upgrade to a component of
  machinery used by the dry cleaning industry.
  <P>
  On October 25, 1996, the Company acquired Harvey-Westbury
  Corp. ("Harvey-Westbury"), a New York corporation.  Based
  in Farmingdale, New York, Harvey-Westbury is a
  manufacturer and wholesaler of various automotive, marine
  and aviation products.
  <P>
  On April 22, 1999, the Company formed Hardyston
  Distributors, Inc., a Nevada corporation.  Based in
  northern New Jersey, Hardyston Distributors is an
  automotive parts distributor.
  <P>
  Note 2 - Summary of Significant Accounting Policies
           ------------------------------------------
  <P>
  Basis of Financial Statement Presentation
  <P>
  The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $4,828,817 for period from April 18, 1995 to December 31, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.
  <P>
  The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sale of its products to the public. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The
  Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing additional products, improve manufacturing efficiency and build an inventory to meet fulfillment requirements for the Company's various automotive products and filters for the cleaning industry and the completion of planned acquisitions. The Company plans to engage in such ongoing financing efforts on a continuing basis.
  <P>
  The consolidated financial statements presented consist of the company and its wholly owned subsidiaries CT, Universal Filtration and Harvey Westbury, all of which are under common control. Material inter-company transactions and balances have been eliminated in the consolidation.
  <P>
  Earnings per share
  <P>
  Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of December 31, 1999 of 56,736,797.
  <P>
  Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of December 31, 1998 of 36,361,097.
  <P>
  Earnings per share - assuming dilution, have been computed on the basis of the number of shares of common stock outstanding as of December 31, 1999 of 84,236,797 assuming the dilution effect of the convertible preferred stock issued and outstanding. Each preferred share is convertible to 10 shares of the Company's common stock.
  Conversion was omitted in determining the diluted earnings per share because the effect was anti-dilutive.
  <P>
  Receivables
  <P>
  Allowances against receivables are provided equal to the estimated collection losses that will be incurred in collection of all receivables and a reserve for returns and discounts traditionally taken. Estimated allowances are based on historical collection experience coupled with review of current status of the existing receivables and amounted to $19,639 at December 31, 1999 and $2,486 at December 31, 1998, respectively.
  <P>
  Property and Equipment
  <P>
  Property and equipment are recorded at cost and are depreciated under the straight-line methods over the estimated useful lives of the related assets.
  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.
  <P>

                                   Cost at     Accumulated
                                   12/31/99    Depreciation
                                                 12/31/99
                             ------------------------------
  <P>
  Vehicles                           $7,700       $1,540
  Machinery and equipment            44,129       25,766
  Office furniture
  and fixtures                        9,234        3,516
  Leasehold improvements              5,757       3,240
  Revenue recognition
  <P>
                                   Cost at     Accumulated
                                   12/31/98    Depreciation
                                                 12/31/98
                             ------------------------------
  Machinery and equipment            41,751       $17,780
  Office furniture
  and fixtures                        9,234         2,423
  Leasehold improvements              5,757         2,233

  <P>
  Revenue recognition
  <P>
  Revenue is recognized when products are shipped or
  services are rendered.
  <P>
  Investment
  <P>
     During 1997, the Company invested in Auxer UK Ltd., a wholly-owned foreign corporation based in the United
  Kingdom.   Auxer UK Ltd. invests in software technologies
  in the United Kingdom.   The Company invested $218,000
  and $135,000 in 1997 and 1998 respectively.
  <P>
     In June 1998, the Company divested itself of its software business for the amount of the investment, $353,000, which was received in the form of a promissory note to be repaid upon certain criteria being met. As of September 30, 1999 the Company determined that the collectability of the note is doubtful and has written it off as a loss on investment as of December 31, 1998. See
  Note 12 restatement as to the effect of this change.
  <P>
  Research and development expenses
  <P>
     Research and development costs are charged to
  operations when incurred.
  <P>
  Use of Estimates
  <P>
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.
  <P>
  Impairment of Long-Lived Assets
  <P>
     In the event that facts and circumstances indicate
  that the carrying value of long lived assets, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount to determine if a write
  down to market value or discounted cash flows is
  required.
  <P>
  Note 3 - Acquisitions
           ------------
  <P>
  Acquisition of CT Industries, Inc.
  <P>
     On April 18, 1995, the Company acquired all the
  capital stock CT, owned equally by Eugene Chiaramonte,
  Jr. and Howard Tapen, for 4,000,000 shares of common
  stock.  The transaction has been accounted for as a
  reverse acquisition and using the purchase method of accounting with historic costs being the basis of valuation.
  <P>
  Acquisition of Universal Filtration Industries, Inc.
  <P>
     On February 10, 1996, the Company entered into a memorandum of understanding which was formalized on
  August 7, 1996, for the acquisition of all of the common shares of Universal Filtration for 1,500,000 shares of common stock. Under this agreement, the Company delivered stock certificates representing 1,000,000
  shares.  Certificates representing 500,000 shares of
  common stock were issued but not delivered, as their delivery was premised on the results of operations as set forth in audited financial statements. The transaction has been accounted for as a reverse acquisition and using the purchase method of accounting with historic costs being the basis of valuation.
  <P>
     As of December 20, 1996, the acquisition agreement was modified as follows because certain economic representations of Universal were note met:
  <P>
     Of the 500,000 shares of common stock issued, the delivery which was contingent on Universal Filtration meeting various performance objectives, 400,000 shares were rescinded.
  <P>
  Acquisition of Harvey-Westbury Corp.
  <P>
     On October 25, 1996, the Company issued 170,000 shares of common stock for acquisition of Harvey-Westbury at
  $.50 per share. The transaction has been accounted for as
  a reverse acquisition and using the purchase method of accounting with historic costs being the basis of valuation.
  <P>
  Acquisition of the assets of Hardyston Distributors
  <P>
  On April 22, 1999 the Company issued 836,700 shares of common stock at $.1075 per share plus $15,000 for the purchase of inventory and sundry equipment from Mr. Ernest DeSaye, a sole proprietor.
  <P>
  Note 4 - Inventory
           --------
  <P>
  Inventory consists of raw materials, work in process and finished goods and is valued at the lower of cost determined on the first-in, first-out method or market.
  <P>
  Note 5 - Debt
           ----
  Security Agreement
  <P>
     The Company has entered into a security agreement with Finova Growth Finance to borrow money secured by the receivables evidenced by invoices of Harvey-Westbury
  Corp.  The Company has provided guarantees of the
  repayment of loans.  United agreed to lend an amount
  equal to 75% of the net value of all Harvey-Westbury's
  accounts.
  <P>
  Notes Payable
  <P>
     The following is a summary of short term debt at
  December 31, 1999:
  <P>
     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.
  <P>
     The following is a summary of short term debt at
  December 31, 1998:
  <P>
     Convertible Notes Payable to Augustine Fund in the amount of $110,000, dated November 21, 1998 payable on demand plus interest at a rate of 8%, payable semi-annually on March 1 and August 1 with shares of the
  Company's common stock.
  <P>
     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.
  <P>
  Long term debt is as follows:
  <P>
     13.5% installment note, collateralized by vehicle with
  a carrying value of $4,000, payable in monthly
  installments of $239 with the final payment due May, 2001
  <P>
                                  $3,678
  Less current maturities          2,523
  <P>
                                   1,155
  <P>
  The following is a summary of short term at December 31,
  1998:
  <P>
    Convertible Notes Payable to Augustine Fund in the
  amount of $110,000, dated November 21, 1998 payable on demand plus interest at a rate of 8%, payable semi-annually on March 1 and August 1 with shares of the
  Company's common stock.
  Notes Payable to Creative Capital in the amount of
  $80,000 payable on demand plus interest at a rate of 8%.
  <P>
  Note 6 - Related Party Transactions
           --------------------------
  <P>
     Issuance of Common Shares
  <P>
  On April 18, 1995, the Company acquired all the capital
  CT, owned equally by Eugene Chiaramonte, Jr. and Howard Tapen, for 4,000,000 shares of common stock.
  <P>
  Note 7 - Income Taxes
  <P>
  The Company provides for the tax effects of transactions reported in the financial statement. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.
  <P>
  The Company has net operating loss carry forwards for income tax purposes of $(4,828,817) at December 31, 1999, and $(3,853,690) at December 31, 1998, respectively.
  These carry forward losses are available to offset future taxable income, if any, and expires starting in the year 2011. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the company of more than 50 percent.
  <P>

  Deferred
  tax asset:                     Dec 31, 1999               Dec 31, 1998
  ----------------------------------------------------------------------------
  Net Operating loss
   carry forward                 $1,641,798                 $1,310,255
  Valuation allowance            (1,641,798)                (1,310,255)Net deferred
  tax assets                             $0                         $0

  <P>
  The Company recognized no income tax benefit for the loss
  generated for the periods through December 31, 1999.
  <P>
  SFAS No. 109 requires that a valuation allowance be
  provided if it is more likely than not that some portion
  of all of a deferred tax asset will not be realized.  The
  Company's ability to realize benefit of its deferred tax
  asset will depend on the generation of future taxable
  income.  Because the Company has yet to recognize
  significant revenue from the sale of its products, the
  Company believes that a full valuation allowance should
  be provided.
  <P>
  Note 8 - Business and Credit Concentrations
           ----------------------------------
  <P>
  The amount reported in the financial statements for cash,
  trade accounts receivable and investments approximates
  fair market value.  Because the difference between cost
  and the lower of cost or market is immaterial, no
  adjustment has been recognized and investments are
  recorded at cost.
  <P>
  Financial instruments that potentially subject the
  company to credit risk consist principally of trade
  receivables.  Collateral is generally not required.
  <P>
  Note 9 - Commitments and Contingencies
           -----------------------------
  <P>
  Lease agreement for office space
  <P>
     The Company entered into a three-year lease agreement with a nonaffiliated party beginning on November 1, 1996 at 30 Galesi Drive, Wayne, New Jersey for office space.
  An $1,800 security deposit was required with minimum monthly rental payments to be paid as follows:

  Period                                      Annual Rent          Monthly Rent
  ----------                                  -----------          ------------
  December 1, 1997 to November 30, 1998       $21,948.00           $1,829.00
  December 1, 1998 to November 30, 1999       $23,777.04           $1,981.42

  <P>
  In consideration of the Company taking the space in an "as is' condition, the Landlord abated the monthly base rent for a period of 4 months. Payment of rent began on April 1, 1997. After November 30, 1999, the company is continuing to lease the property on a month to month basis through February 29, 2000 at the same rate as the last period.
  <P>
     The Company has the right to terminate this lease after the first year upon 90 days notice. If the Company elected to terminate the lease, the Company agrees to pay a termination fee equal to four months rent.
  <P>
  Lease Agreement for Industrial Facility
  <P>
     The Company entered into a three-year lease agreement with a non affiliated party beginning on April 1, 1995 and expiring April 1, 1998, at 15 Heisser Court,
  Farmingdale, New York, for the Harvey-Westbury operations. On February 23, 1998, the lease was extended to expire on April 30, 1999. On March 29, 1999 the lease was extended to expire on April 30, 2000. A $5,770 security deposit was required with minimum monthly rental payments to be paid as follows:
  <P>

  Period                                 Annual Rent              Monthly Rent
  ---------                              -----------              ------------
  May 1, 1997 to April 30, 1998          $33,744.00               $2,812.00
  May 1, 1998 to April 30, 1999          $35,604.00               $2,967.00
  May 1, 1999 to April 30, 2000          $36,024.00               $3,002.00

  <P>
  The Company assumed the lease agreement with a non affiliated party entered into by Mr. Ernest DeSaye, Jr.
  beginning March 1, 1999 and expiring on February 28,
  2000, at 22B Lasinski Road, Franklin, NJ. The option to renew for an additional two years was invoked extending the expiration of the lease to February 28, 2002.
  <P>

  Period                                 Annual Rent              Monthly Rent
  ---------                              -----------              ------------
  March 1, 1999 to February 28, 2000     $8,700.00                 $725.00
  March 1, 2000 to February 28, 2001     $9,000.00                 $750.00
  March 1, 2001 to February 28, 2002     $9,300.00                 $775.00

  <P>
  Purchase of Filter Marketing Rights
  <P>
     In October, 1995, Universal Filtration entered into an
  agreement with William Hayday for the purchase of the
  worldwide non transferable rights to market the Fiona
  Button Trap Filter and the rights to make any future
  modification to the design.
  <P>
     The term of the agreement was October 1, 1995 until
  September 30, 1999, when it expired.  The agreement was
  not renewed.
  <P>
  Note 10 - Development Stage Company
            -------------------------
  <P>
  The Company was considered to be a development stage
  company with little operating history and having
  conducted research and development and test market
  activities, funded the production of multiple sales
  videos of the Company's expanded product lines for
  television and cable presentation, obtained financing,
  hired personnel and developed consulting relationships
  for the period April 18, 1995 to December 31, 1997.  The
  Company will also be dependent upon its ability to raise
  additional capital to complete its marketing program,
  acquiring additional equipment, management talent,
  inventory and working capital to engage in profitable
  business activity.  Subsequent to December 31, 1997, the
  Company's primary attention turned to routine, on-going
  activities and ceased to be a development stage
  enterprise.
  <P>
  Note 11 - Segment Information
            -------------------
  Management Policy in Identifying Reportable Segments
  -----------------------------------------------------
     The Company reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels.
  They are managed separately because of their unique technology, marketing, and distribution requirements.
  <P>
  Types of Products and Services
  <P>
     The Company is an investment holding company that is comprised of four subsidiaries: The Harvey Westbury
  Corp., Hardyston Distributors Inc., CT Industries, and
  Universal Filtration Industries, Inc. Harvey Westbury is a manufacturer and wholesaler of various automotive, marine and aviation products. Hardyston Distributors is a Northern New Jersey based automotive parts distributor. CT Industries distributor of various automotive products. Universal Filtration has in the past manufactured and distributed filters used by the dry cleaning industry and is currently inactive.
  <P>
  Segment Profit or Loss
  <P>
     The Company's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes and nonrecurring gains and losses. Transfers between segments are accounted for at market value.
  <P>
  The Company's consolidated balance sheet consists of the following subsidiary components as of December 31, 1999:

                               CT      Universal   Hardyston     Harvey      Auxer
                 Auxer     Industries Filtration Distributors, Westbury      Group, Inc.
                Group, Inc.    Inc.   Industries,   Inc.        Corp.        Consolidated
                                          Inc.
                   ---------------------------------------------------------------------
  Balance Sheet
  Current Assets    $4,089      $19,695       $0     $140,082      $250,912    $414,778
  Fixed Assets       9,171            0    2,912        7,877        12,798      32,758
  Other Assets   2,022,686          200        0          629         6,004      24,299
                  ----------------------------------------------------------------------
  Total Assets  $2,035,946      $19,895   $2,912     $148,588      $269,714    $471,835
               =========================================================================
  <P>
  Liabilities and Stockholders' Equity
  <P>
  Current
   Liabilities    $134,288      $40,318  $54,451     $ 39,293      $ 30,818    $299,168
  Long Term
   liabilities           0      324,550  327,622       15,755     1,338,448       1,155
  Stockholders'
   Equity        1,901,658     (344,973)(379,161)      93,540    (1,099,552)    171,512
                  ---------------------------------------------------------------------
  Total liabilities and
   stockholders'
    equity      $2,035,946     $19,895    $2,912     $148,588      $269,714    $471,835
             ==========================================================================
  <P>
  The Company's consolidated statement of operations for the nine month period ended
  December 31, 1999
  <P>
  Statement of operations
  Revenues               $0       $3,690        0    $393,225      $474,344    $871,259
  Costs of goods sold     0        3,013        0     267,413       351,784     622,210
  Gross profit            0          677        0     125,812       122,560     249,049
  Operating
   expenses        (658,794)     (15,112) (17,812)    (72,390)    $(500,613) (1,324,662)
                  ----------------------------------------------------------------------
  Income (loss)
  from operations $(658,879)    $(14,435)$(17,812)    $(6,519)    $(378,053)$(1,075,613)
                  ----------------------------------------------------------------------
  Extraordinary item
   - gain on forgiveness
     of debt         99,780                                                       99,780
  Interest Income       706                                                          706
              ==========================================================================
  Net income
   (loss)         $(558,308)    $(14,435)$(17,812)    $(6,519)    $(378,053)   $(975,127)
              ==========================================================================
  <P>

  The Company's consolidated balance sheet consists of the following subsidiary components as of December 31, 1999: -CONTINUE
                                       --------

                          Intercompany
                          Eliminations
                          -------------
  Balance Sheet
  Current Assets                      0
  Fixed Assets                        0
  Other Assets               (2,005,220)
                  ----------------------------------------------------------------------
  Total Assets               (2,005,220)
               =========================================================================
  <P>
  Liabilities and Stockholders' Equity
  <P>
  Current
   Liabilities                        0
  Long Term
   liabilities               (2,005,220)
  Stockholders'
   Equity                             0
                  ---------------------------------------------------------------------
  Total liabilities and
   stockholders'
    equity                   (2,005,220)
             ==========================================================================
  <P>
  The Company's consolidated statement of operations for the nine month period ended
  December 31, 1999
  <P>
  Statement of operations
  Revenues
  Costs of goods sold
  Gross profit                        0
  Operating
   expenses
                  ----------------------------------------------------------------------
  Income (loss)
  from operations                     0
                  ----------------------------------------------------------------------
  Extraordinary item
   - gain on forgiveness
     of debt
  Interest Income
              ==========================================================================
  Net income
   (loss)                             0
              ==========================================================================

  <P>
  The Company's consolidated balance sheet consists of the following subsidiary components as of December 31, 1998:

                                  CT            Universal    Harvey      Auxer
                    Auxer     Industries        Filtration   Westbury    Group, Inc.
                   Group, Inc.    Inc.          Industries,  Corp.       Consolidated
                                                Inc.
                   ---------------------------------------------------------------------
  Balance Sheet
  Current Assets     $19,153     $19,348         $280     $200,539     $239,320
  Fixed Assets        13,029         107        4,076       15,609       32,821
  Other Assets     1,431,938         200            0        5,770      360,852
                  ----------------------------------------------------------------------
  Total Assets    $1,464,120    $(19,655)     $(4,356)   $(221,918)    $279,993
              ==========================================================================
  <P>
  Liabilities and Stockholders' Equity
  <P>
  Current
   Liabilities      $220,863     $42,142      $37,580     $139,733     $440,318
  Long Term liabilities    0     308,052      328,125      793,879            0
  Stockholders'
   Equity          1,243,257    (330,539)    (361,349)    (711,694)    (160,325)
                  ---------------------------------------------------------------------
  Total liabilities and
   stockholders'
    equity        $1,464,120   $ (19,655)   $ (4,356)   $ (221,918)     $279,993
              ==========================================================================
  <P>
  The Company's consolidated statement of operations for the year ended December 31,1998
  <P>
  Statement of operations
  Revenues                $0      $1,168       $2,750     $283,538      $287,456
  Cost of goods sold       0      38,934          400      198,618       237,952
                   ---------------------------------------------------------------------
  Gross profit             0     (37,766)       2,350       84,920        49,504
  Operating
   expenses         (264,849)     (2,729)      (2,335)    (482,663)   (1,441,711)
                   ---------------------------------------------------------------------
  Net income (loss)$(953,984)   $(40,495)         $15    $(397,743)  $(1,392,207)
               =========================================================================
  <P>

  The Company's consolidated balance sheet consists of the following subsidiary components as of December 31, 1998: -CONTINUE
                                       --------

                            Intercompany
                            Eliminations
  Balance Sheet
  Current Assets                       0
  Fixed Assets
  Other Assets                (1,430,056)
                  ----------------------------------------------------------------------
  Total Assets                (1,430,056)
              ==========================================================================
  <P>
  Liabilities and Stockholders' Equity
  <P>
  Current
   Liabilities                         0
  Long Term liabilities       (1,430,056)
  Stockholders'
   Equity                              0
                  ---------------------------------------------------------------------
  Total liabilities and
   stockholders'
    equity                    (1,430,056)
              ==========================================================================
  <P>
  The Company's consolidated statement of operations for the year ended December 31,1998
  <P>
  Statement of operations
  Revenues
  Cost of goods sold
                   ---------------------------------------------------------------------
  Gross profit                         0
  Operating
   expenses
                   ---------------------------------------------------------------------
  Net income (loss)                    0
               =========================================================================
  <P>

  <P>
  Note 12 - Restatement
            ------------
  <P>
  During 1998, errors were discovered in which stock was
  issued and not recorded, and stock was issued and
  recorded at the incorrect price.  These errors were
  corrected by restating notes payable, accumulated
  deficit, common stock and capital in excess of par.  The
  effect of these errors was to overstate 1996 net losses
  by $2,402, understate 1997 net losses by $17,500 and
  overstate notes payable by $102,000 for a net increase in
  stockholders' equity of $102,000.
  <P>
  In addition, the Company in error accrued as salary for
  the President for the years ended December 31, 1995, 1996
  and 1997 at $100,000 per year for a total of $300,000.
  On July 6, 1999, the parties agreed that the accrued
  compensation would not be paid.  There was no accrual
  made for year ended December 31, 1998.  As a result, the
  financial statements were restated to reflect the effect
  of not accruing officer salary at $100,000 per year for
  1995, 1996, and 1997 resulting in a net increase in
  stockholders equity of $300,000.
  <P>
  In conjunction with the Company filing Form 10SB for
  Registration of Securities of small business issuers, the
  effect of a one time change in accounting principles is
  accounted for by retroactively restating financial
  statements for the years ended December 31, 1998 and
  1997.
  <P>
  As a result, certain costs that were capitalized and
  amortized were restated and charged to operations as
  incurred.  The financial statements were restated to
  reflect the effect of expensing these costs in the
  periods incurred, increasing net loss by $540,967, and
  decreasing net loss by $136,603 for the years ended
  December 31, 1997 and 1998, respectively.  The net change
  in stockholders' equity as a result of the restatement
  was a increase of $136,603 and a decrease of $540,967 at
  December 31, 1998 and December 31, 1997 respectively.
  <P>
  Also in conjunction with the Company filing a Form 10SB
  for Registration of Security of small business issuers,
  the effects of a change in the value of services paid for
  through the issuance of the Company's common stock and
  the recognition as a loss of the Company's investment in
  Auxer UK were accounted for by retroactively restating
  the financial statements for the years ended December 31,
  1998 and 1997.
  <P>
  As a result, the value of services received were changed
  to reflect the fair value of the Company's common share
  issued, increasing net losses by $336,135 and $515,791 or
  the years ended December 31, 1998 and 1997.  The company
  also increased net losses by recognizing a loss on the
  investment Auxer UK of $353,000 for the year ended
  December 31, 1998.  The net change in stockholders'
  equity as a result of these changes was $353,000 for the
  year ended December 31, 1998.
  <P>
  The net effect of the above changes covered by the
  restatement on stockholders' equity was a decrease of
  $216,397 and $158,967 at December 31, 1998 and 1997
  respectively. The effect of the restatement on the
  related per share data was to increase the loss by $.02
  and $.08 per common share and per common share assuming
  dilution for the year ended December 31, 1998 and 1997.
  <P>
  Note 13 - Subsequent Events
            -----------------
  <P>
  The Company entered into a five year lease agreement with a nonaffiliated party beginning on February 1, 2000 and expiring January 31, 2005, at 12 Andrews Drive, West
  Paterson, NJ, for their Wayne, NJ and Farmingdale, NY operations. A $15,583 security deposit was required with minimum monthly payments to be paid as follows:

  Period                         Annual Rent               Monthly Rent
  Feb. 1, 2000 - Jan. 31, 2001       $85,000                $7,083,34
  Feb. 1, 2001 - Jan. 31, 2002       $89,250                $7,437.50
  Feb. 1, 2002 - Jan. 31, 2003       $93,500                $7,791.67
  Feb. 1, 2003 - Jan. 31, 2004       $97,750                $8,145.84
  Feb. 1, 2004 - Jan 31, 2005       $102,000                $8,500.00

<P>
In addition to the minimum monthly rental payments, the Company must pay real estate taxes, insurance, and utilities.
<P>
Note 14   Stockholders' Equity
          --------------------
<P>
On January 2, 1999, the Company issued 1,500,000 shares and 1,250,000 shares of the Company's preferred stock valued at $.15 per share to Eugene Chiaramonte, Jr. and Ronald Shaver respectively as repayment of loans in the amount of $15,000, reimbursement of expenses of $12,500, and deferred compensation of $208,500 and $173,750 respectively.
<P>
The Preferred Stock is convertible, at the holder's option, at any time into shares of the Company's Common Stock at a rate of ten shares of Common Stock for each share of Preferred Stock.
<P>
              EDELMAN & KALOSIEH, CPAS PA.
             CERTIFIED PUBLIC ACCOUNTANTS
                    15-01 BROADWAY
              FAIR LAWN, NEW JERSEY 07410
                   -----------------
                  TEL (201) 797-4490
                  FAX (201) 797-0881
<P>
GEORGE A. KALOSIEH, CPA
JOSEPH F. SHACKIL, CPA                    MEMBERS
PAUL MEOLA, CPA              AMERICAN INSTITUTE OF CERTIFIED
                                      PUBLIC ACCOUNTANTS
                                 N.J. SOCIETY OF CERTIFIED
                                      PUBLIC ACCOUNTANTS
<P>
DONALD L. EDELMAN, CPA (RETIRED)
<P>
                 Independent Auditor's Report
                 ----------------------------
Mr. Ernest De Saye, Jr., Owner
DB/A Hardyston Distributors
12 Andrews Drive
West Paterson, NJ 07424
<P>
We have audited the accompanying balance sheet of Ernest De Saye, Jr., DB/A Hardyston Distributors (a sole proprietorship) as of December 31, 1998, and the related statements of income and proprietor's capital, and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
<P>
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
<P>
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernest De Saye, Jr., DB/A Hardyston Distributors (a sole proprietorship) as at December 31, 1998, and the results of its operations and its cash flows for the nine months then ended in conformity with generally accepted accounting principles.
<P>
EDELMAN & KALOSIEH, CPAS PA
<P>
March 23, 2000
<P>
                    ERNEST DE SAYE, JR.
           D/B/A HARDYSTON AUTOMOTIVE DISTRIBUTORS
                 (A SOLE PROPRIETORSHIP)
                     BALANCE SHEET
                    DECEMBER 31, 1998
<P>
                          Assets

Current Assets
     Cash                                      $     13,508
     Accounts Receivable                              8,608
     Inventory                                       17,019
                                               -------------
Total Current Assets                                 39,135
<P>
Property and Equipment
     Machinery & Equipment                            4,050
     Office Equipment                                 2,000
                                               -------------
          Total Cost                                  6,050
     Less Accumulated Depreciation                     (865)
                                               -------------
     Property and Equipment (Net)                     5,185
                                               -------------
          Total Assets                         $     44,320
                                               =============
<P>
See accountants' report and accompanying notes to financial statements.

                     ERNEST DE SAYE, JR.
            D/B/A HARDYSTON AUTOMOTIVE DISTRIBUTORS
                  (A SOLE PROPRIETORSHIP)
                      BALANCE SHEET
                   DECEMBER 31, 1998
<P>
            Liabilities & Proprietor's Capital

Current Liabilities
     Accounts Payable                                 $298
     Payroll Taxes Payable                             499
                                                 ------------
Total Current Liabilities                              797
                                                 ------------
Total Liabilities                                      797
                                                 ------------
<P>
Proprietor's Capital                                43,523
                                                 ------------
     Total Liabilities 8 Proprietor's Capital     $ 44,320
                                                 ============
<P>
See accountants' report and accompanying notes to financial statements.

                  ERNEST DE SAYE, JR.
         D/B/A HARDYSTON AUTOMOTIVE DISTRIBUTORS
                (A SOLE PROPRIETORSHIP)
                 STATEMENT OF CASH FLOWS
        FOR THE NINE MONTHS ENDED DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                            $     28,137
     Adjustments to reconcile net income to net cash provided by operating activities:
               Depreciation                                                         865
               (Increase) decrease in account receivable                         (8,608)
               (Increase) decrease in inventory                                 (17,019)
               Increase in accounts payable                                         298
               Increase (decrease) in payroll taxes payable                         499
                                                                            ------------
                              NET CASH PROVIDED BY OPERATING ACTIVITIES           4,172
                                                                            ------------
<P>
CASH FLOWS FROM INVESTING ACTIVITIES
               Purchases of property and equipment                               (6,050)
<P>
                                                                            -------------
                              NET CASH USED BY INVESTING ACTIVITIES              (6,050)
                                                                            -------------
CASH FLOWS FROM FINANCING ACTIVITIES
               Contributions by owner                                            36,618
               Withdrawals by proprietor                                        (21,232)
                                                                            -------------
                              NET CASH USED BY FINANCING ACTIVITIES              15,386
                                                                            -------------
NET INCREASE (DECREASE) IN CASH                                                  13,508
CASH AT BEGINNING OF PERIOD                                                         -
                                                                            -------------
CASH AT END OF PERIOD                                                     $      13,508
                                                                            =============
<P>
See accountants' report and accompanying notes to financial statements.

                 ERNEST DE SAYE, JR.
         D/B/A HARDYSTON AUTOMOTIVE DISTRIBUTORS
              (A SOLE PROPRIETORSHIP)
      STATEMENT OF INCOME AND PROPRIETOR'S CAPITAL
        FROM APRIL 1, 1998 TO DECEMBER 31, 1998

                                                         From Apr. 1, 1998
                                                         to Dec. 31, 1998
                                                         -----------------
Income
     Income                                                  $ 302,222
                                                             ----------
Total Income                                                   302,222
                                                             ----------
<P>
Cost of Sales
     Purchases                                                 266,925
     Direct Labor                                                2,363
                                                             ----------
          Total Available Inventory                            269,288
     Less: Ending Inventory                                    (17,019)
                                                             ----------
Total Cost of Sales                                            252,269
                                                             ----------
Gross Profit                                                    49,953
<P>
Operating Expenses
     Advertising                                                   159
     Bank Service Charges                                          249
     Bookkeeping Expense                                           300
     Utilities                                                   1,090
     Insurance Expense                                           2,822
     Miscellaneous Expenses                                        964
     Office Supplies and Expenses                                1,015
     Rent Expense                                                6,450
     Repairs and Maintenance                                       782
     Payroll Taxes                                                 243
     Telephone                                                   1,825
     Travel                                                         16
     Truck Expense                                               5,036
     Depreciation Expense                                          865
                                                              -----------
Total Operating Expenses                                        21,816
                                                              -----------
Income from Operations                                          28,137
Proprietor's Capital at Beginning of Year                          -
     Contributions                                              36,618
     Withdrawals                                               (21,232)
                                                              -----------
Proprietor's Capital at End of Year
                                                              $ 43,523
                                                              ===========
<P>
See accountants' report and accompanying notes to financial statements.

                 ERNEST DE SAYE, JR.
             D/B/A HARDYSTON DISTRIBUTORS
            NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998
<P>
NOTE A - SAY OF SIGNIFICANT ACCOUNTING POLICIES
<P>
Nature of Operations and Basis of Accounting
---------------------------------------------
<P>
Hardyston Distributors, a sole proprietorship, is engaged in the auto parts distribution business with one warehouse located in Franklin, New Jersey. The Company's financial statements are presented in accordance with generally accepted accounting principles. The accompanying financial statements have been prepared solely from the accounts of Ernest De Saye, Jr., D/B/A Hardyston Distributors, and the owner, Ernest De Saye, Jr., represents that they do not include his personal accounts or those of any other operation in which he is engaged.
<P>
Property and Equipment
---------------------
<P>
Depreciation of property and equipment is provided on both the straight-line and declining-balance methods. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.
<P>
Income Taxes
------------
<P>
The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements. The proprietor customarily makes estimated tax payments toward his personal income tax liability from the proprietorship bank account. These payments are treated as withdrawals of capital.
<P>
Use of Estimates
----------------
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
<P>
Inventory
---------
Inventory is valued at the lower of cost determined on the first-in, first-out method or market.
<P>
               ERNEST DE SAYE, JR.
          D/B/A HARDYSTON DISTRIBUTORS
           NOTES TO FINANCIAL STATEMENTS
               DECEMBER 31, 1998
<P>
NOTE B- COMMITMENTS
<P>
The Company entered into a lease agreement with a non-affiliated party beginning March 1, 1998 and expiring on February 28, 1999. The option to renew for an additional year was invoked extending the expiration of the lease to February 28, 2000. Minimum monthly rental payments are to be paid as follows:
<P>

Period                                Annual Rent     Monthly Rent
---------------                       -----------     ------------
March 1, 1998 to February 28, 1999     $8,400.00          $700.00
March 1, 1999 to February 28, 2000     $8,700.00          $725.00

<P>
NOTE C- SUBSEQUENT EVENTS
<P>
On April 22, 1999, the owner of the Company, Ernest De Saye, Jr., sold the inventory and equipment to the Auxer Group Inc.
<P>
                        The Auxer Group, Inc.
          Proforma Financial Information - Income Statement
           For The Twelve Months Ended December 31, 1999

                    Hardyston Distributors          The Auxer Group,       Combined Income
                                                         Inc.              Statement
<P>
                    (A Sole Proprietorship)
                     1/1/99 - 4/21/99               1/1/99 - 12/31/99    1/1/99 - 12/31/99

Revenues                   $116,865                     $871,259              $988,124

Cost of Goods Sold          $95,278                     $622,210              $717,488
                           ---------------------------------------------------------------
Gross Profit                $21,587                     $249,049              $270,636
                           ===============================================================
Operations:
<P>
General & Administrative    $10,471                   $1,302,418            $1,312,889
Depreciation                     $0                      $11,626               $11,626
Interest Expense                 $0                      $10,618               $10,618
Total Expenses              $10,471                   $1,324,662            $1,335,133
                           ---------------------------------------------------------------
Income (loss) from
 operations                 $11,116                  $(1,075,613)          $(1,064,497)
                           ===============================================================
Other Income (Expenses)
<P>
Interest Income                  $0                         $706                  $706
Extraordinary Item, gain on
 forgiveness of debt             $0                      $99,780               $99,780
                           ---------------------------------------------------------------
Net Income (loss)           $11,116                    $(975,127)            $(964,011)
                           ===============================================================

Unaudited - See Accountant's Report
<P>
Signatures
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In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration
statement to be signed on its behalf by the undersigned,
thereunto duly authorized.
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                             /S/EUGENE CHIARAMONTE, JR.
                             --------------------------
                             BY: EUGENE CHIARAMONTE, JR.
                                 Title: President, Chief
                                 Executive Officer and
                                 Director
Date: January 10, 2000
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Item 15.(b)      Exhibits
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
Exhibit No.     Description
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2.0     Plan of Reincorporation
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3.1     Articles of Incorporation of The Auxer Group, Inc. and Articles of
        Amendment
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3.2     By-laws of The Auxer Group, Inc.
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4.1     Certificate of Designations of Preferred Stock of The Auxer Group, Inc.
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4.2     Non-Statutory Stock Option Plan
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10.1    Acquisition Agreement and Plan of Reorganization between the Auxer Gold
        Mines and CT Industries Inc.
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10.2    Acquisition Agreement of Harvey-Westbury Corp.
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10.3    Carquest Products, Inc. License Agreement
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10.4    Agreement of Business Combination By Exchange of Assets for Stock between
        The Auxer Group, Inc. and Ernest DeSaye, Jr. doing business as
        Hardyston Distributors.
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10.5    Agreement and Plan of Acquisition between Auxer Industries, Inc. and
        Universal Filtration Industries, Inc.
10.6    Finova Capital Corporation Agreement and Amendment.
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10.7    PMR and Associates Investor Relation Agreement dated January 4, 1999
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10.8    PMR and Associates Investor Relations Services Agreement dated
        April 6, 1999
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10.9    PMR and Associates Management Consulting Services Agreement dated
        July 1, 1999
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10.10   Employment Agreement between A Subsidiary Corporation To Be Formed By The
        Auxer Group, Inc. and Ernest R. Desaye, Jr.
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21      Subsidiaries

27.1    Financial Data Schedule for The Auxer Group, Inc.
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